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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trans Nep

*CURRENT ADDRESS

**FORMER NAME

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FILE NO. 82- 4011 FISCAL YEAR 3-31-03

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OICF/BY: dw

DATE : 7/18/03

TRANS HEX GROUP


82-4011
ARIS
3-31-03
03 JUL 18 AM 7:21

Annual Report 2003


THG

TRANS HEX

CONTENTS



THG

TRANS HEX

Trans Hex Group Limited
Reg. no. 1963/007579/06



CORPORATE CHARTER

Our corporate charter has three components

VISION

We aspire to enhance our position as a world-class player in the exploration for, and mining and marketing of, land and marine diamonds of the highest quality.

MISSION

We exist to:

- Profitably expand our core business through strategically positioned alliances around the globe
- Attract investors by maintaining a track record of positive growth and acceptable returns
- Extend our proven diamond-ore reserves to more than 20 years through the aggressive exploration of areas hosting a preponderance of diamonds at the high end of the quality spectrum
- Upgrade productivity through ongoing research and development and the continual implementation of new technologies
- Manage all activities professionally and at the highest possible standard
- Enhance the quality of life in those communities in which we operate
- Play an active role in the personal growth of each employee so as to attract and retain only the best
- Empower those who work for us with the knowledge and resources to act responsibly in accordance with the shared values of all stakeholders
- Foster close relationships with regulators and all levels of Government and statutory bodies, for the benefit of all stakeholders

CORE VALUES

We stand by the principles of:

- Honesty, integrity, dignity and reliability in all our dealings
- The sanctity of human rights, equality and non-discrimination
- Respect for the cultural diversity of each community and country in which we operate
- A safe and healthy working environment
- Cultivating an environmental conscience which begins with each individual project and extends to the greater planet

Headline earnings per share increased by 27%

FINANCIAL HIGHLIGHTS

Group summary	2003 R'000	2002 R'000	Change %
Turnover	**972 220**	831 288	17,0
Average US$ exchange rate	**9,71**	9,54	1,8
Exploration costs	**46 620**	61 871	(24,6)
Mining income	**401 020**	316 001	26,9
Attributable income	**225 045**	176 015	27,9
Headline income	**229 599**	176 699	29,9
Earnings per share (cents)			
– Basic	**264,9**	211,6	25,2
– Diluted	**226,7**	202,6	11,9
– Headline	**270,2**	212,4	27,2
Total dividend per share (cents)	**66,0**	52,5	25,7
Total assets	**1 438 255**	1 190 940	20,8
Net asset value per share (cents)	**1 124**	970	15,9

- Record diamond sales, up 27% to US$104 million
- Sales revenue up 17% to R972 million
- Headline earnings per share up 27% to 270,2 cents (up 25% in US$ terms)
- Diamond production of 200 400 carats
- Average price per carat up 15%
- Cash flow from operations of R454 million (up 18%)
- Net asset value per share up 16% to 1 124 cents
- Final dividend of 48 cents per share (up 30%)
- Total dividend of 66 cents per share (up 26%)



Bridge over the Chiumbe River, Luarica project, Angola, constructed by Trans Hex

CORPORATE HIGHLIGHTS

- Angola expansion – 1,7 million carat resource
- Baken and Saxendrift – record production
- Centralised health and safety department established
- AIDS awareness and employee assistance programmes introduced
- Kimberley Process Certification implemented
- Luarica project in Angola brought into production in record six months
- Land production of 163 200 carats with prices achieved 48% higher
- Cost per carat of current land operations down by 11%
- Suidhek plant commissioned during March 2003 to treat gravel from the Nxodap terrace
- New electronic security surveillance system at Baken and Saxendrift

Luarica project in Angola brought into production in record six months


FIXED ASSETS
(R'000)
900 000
800 000
700 000
600 000
500 000
400 000
300 000
200 000
100 000
0
243 408
419 123
676 446
751 371
820 389
1999
2000
2001
2002
2003


NET ASSET VALUE
PER SHARE (CENTS)
1 200
1 100
1 000
900
800
700
600
500
400
300
200
100
0
424
556
705
970
1 124
1999
2000
2001
2002
2003

FIVE-YEAR CONSOLIDATED FINANCIAL REVIEW

Balance sheet	**2003**	2002	2001	2000	1999
	R'000	R'000	R'000	R'000	R'000
Assets					
Property, plant and equipment	**816 414**	751 371	676 446	419 123	243 408
Goodwill	**3 975**	–	–	–	–
Investments and loans	**109 592**	28 710	36 983	36 411	7 567
Deferred taxation	**22 006**	24 946	–	–	–
Current assets	**486 268**	385 913	117 938	188 436	108 905
Total assets	**1 438 255**	1 190 940	831 367	643 970	359 880
Equity and liabilities					
Stated capital	**174 370**	166 384	159 147	156 291	11 511
Reserves	**787 400**	648 422	422 701	299 964	243 858
Outside shareholders' interest	**–**	–	–	2 123	1 459
Non-current liabilities	**261 133**	262 290	140 361	97 759	54 432
Current liabilities	**215 352**	113 844	109 158	87 833	48 620
Total equity and liabilities	**1 438 255**	1 190 940	831 367	643 970	359 880
Net asset value per share (cents)	**1 124**	970	705	556	424


300
275
250
225
200
175
150
125
100
75
50
25
0
95,7
144,4
152,7
212,4
270,2
1999 2000 2001 2002 2003

HEADLINE EARNINGS PER SHARE (CENTS)


70
60
50
40
30
20
10
0
28,5
33,0
42,0
52,5
66,0
1999 2000 2001 2002 2003

DIVIDEND PER SHARE (CENTS)

Income statement	**2003**	2002	2001	2000	1999
	R'000	R'000	R'000	R'000	R'000
Net operating income	**344 331**	263 028	165 096	121 685	84 855
Interest paid	**(12 823)**	(14 664)	(2 977)	(3 916)	(5 578)
Share of results of associated companies	**17**	8	9	(487)	(284)
Exceptional items	**–**	550	875	(6 072)	(29 316)
Profit before taxation	**331 525**	248 922	163 003	111 210	49 677
Taxation	**106 480**	72 907	39 690	36 539	15 709
Profit after taxation	**225 045**	176 015	123 313	74 671	33 968
Outside shareholders' interest	**–**	-	4 458	2 647	3 290
Attributable income	**225 045**	176 015	127 771	77 318	37 258
Earnings per share (cents)					
– Basic	**264,9**	211,6	155,5	122,0	61,8
– Diluted	**226,7**	202,6	151,7	120,4	61,8
– Headline	**270,2**	212,4	152,7	144,4	95,7
Dividend per share (cents)	**66,0**	52,5	42,0	33,0	28,5
Dividend cover	**4,09**	4,05	3,64	4,38	3,36

DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

Tokyo Sexwale (50)
PhD Hon Causa (Nott)
Non-executive chairman (appointed 2000)
Other directorships include chairman of Mvelaphanda Holdings (Pty) Limited and numerous other mining, energy and financial services companies
Representation on Trans Hex committees: executive and remuneration

Bernard van Rooyen (69)
BA LLB (Wits)
Independent non-executive deputy chairman (appointed 1993)
Other directorships include numerous mining and utility companies
Representation on Trans Hex committees: executive, audit and remuneration

Calvyn Gardner (41)
BSc (Wits), MBL (Unisa)
Chief executive officer (appointed 2001)
Representation on Trans Hex committees: executive and remuneration

Emil Bührmann (48)
BComm (OFS), CA(SA)
Non-executive director (appointed 1994)
Other directorships include Remgro Limited and numerous other listed companies
Representation on Trans Hex committees: executive and audit

Edwin Hertzog (53)
MB, ChB, MMed (Stell), FFA (SA)
Non-executive director (appointed 1990)
Other directorships include Remgro Limited, Medi-Clinic Corporation Limited
Representation on Trans Hex committees: remuneration

Niel Hoogenhout (49)
BComm LLB (Stell), CA(SA)
Independent non-executive director (appointed 1988)

Altie Krige (48)
BSc (Hons) (Stell)
Executive director: land (appointed 2002)
Representation on Trans Hex committees: executive

Magda Loubser (43)
BAcc (Hons) (Stell), CA(SA)
Executive director: finance (appointed 2001)
Representation on Trans Hex committees: executive

André Louw (54)
BSc (Hons), MBA (Stell)
Executive director: marine (appointed 2000)
Representation on Trans Hex committees: executive

Alwyn Martin (65)
BComm (UCT), CA(SA)
Independent non-executive director (appointed 1997)
Other directorships include Credit Guarantee Limited, Medi-Clinic Corporation Limited and Santam Limited
Representation on Trans Hex committees: audit

Mark Willcox (33)
BA LLB, Post Grad Dip Tax (UCT)
Non-executive director (appointed 2000)
Other directorships include Mvelaphanda Holdings (Pty) Limited, and other mining and energy companies

SENIOR MANAGEMENT

Mervyn Carstens (39)
National Dipl in Personnel Management (Vaal Triangle Technikon), IRDP (Stell)
Operations manager: Saxendrift

Bertus Cilliers (33)
MSc (Stell)
Manager: new business

Hennie Coetzee (45)
BA (Hons) (Stell)
Group manager: personnel

Percy Khoza (31)
BSc (Wits)
Operations manager: Lower Orange River

Tim Lee (37)
MBA (Newcastle)
Group manager: marketing

Martin Pool (51)
NHTD T4
Group mining engineer

Phillip Schreuder (57)
MSc (Stell), DComm (RAU)
Group manager: mineral rights and environmental management

Stan Turketti (47)
National Dipl in Police Administration
Group manager: security

Steve West (49)
NHTD T4 (Wits)
Group manager: projects

George Zacharias (45)
BA LLB (Rhodes)
Group secretary



BOARD CHARTER

INTRODUCTION

The Trans Hex Group endorses and is committed to the principles of good corporate governance. These include discipline, transparency, independence, accountability, responsibility, fairness and social responsibility. In accordance with this commitment the board of directors have endorsed a board charter which serves to:

- identify, define and record the responsibilities, functions and composition of the board of directors of Trans Hex Group; and to
- provide a reference tool to new directors.

This board charter has been accepted by all existing and should be read and accepted by all future directors of the Trans Hex Group board. In addition and in compliance with the King II report on corporate governance the board charter will be published in the group's annual report.

STRUCTURE OF THE GROUP

Directors should ensure that they are familiar with the current group structure and any changes to such structure shall be approved by them.

COMPOSITION OF THE BOARD

The Trans Hex Group board comprises a balance of executive and non-executive directors with a majority of non-executive directors. There are currently seven non-executive directors and four executive directors. Trans Hex has an effective board that can both lead and control the group. Executive directors of Trans Hex Group Limited are collectively referred to as senior management in this board charter.

All directors have access to the advice of the company secretary and to that of relevant external experts whenever required.

The Trans Hex Group board shall at no time comprise fewer than four directors and not more than fifteen or such other number as the shareholders may from time to time determine. The board shall endeavour to ensure that the board's composition adequately reflects the demographics of South Africa. In addition, the board shall ensure that the collective skills and experience of directors is adequate for the effective performance of the board. This imposes a duty on the board to manage with care the selection of directors, as well as their orientation process.

ROLE AND RESPONSIBILITIES

The board is ultimately accountable for the performance and affairs of the company. It provides strategic direction by assessing and authorising the plans and strategies submitted by senior management. In directing the group the board shall exercise leadership, integrity and judgement based on fairness, accountability, responsibility and transparency.

The board is accountable for the successful implementation of approved strategic plans, for the process development and implementation of policy to ensure the integrity of risk management and internal controls. The board is the focal point of the group's corporate governance. The board is also responsible for ensuring that the group complies with all relevant laws, regulations and codes of best business practices.

The board is responsible for the monitoring of operational performance including financial and non-financial aspects relevant to the group. The board is also responsible for ensuring that procedures and practices are in place that will protect the company's assets and reputation.

The board has established subcommittees to assist it in discharging its duties and responsibilities. These are:

- The remuneration committee, consisting of three non-executive directors and one executive director, which determines the remuneration of senior management and is responsible for succession planning and for nominating directors.
- The audit committee reviews the adequacy and effectiveness of the financial reporting process, the system of internal control and the management of financial and operating risks, the audit process and the company's process for monitoring compliance with laws and regulations and its own code of business conduct. The audit committee consists of three non-executive directors. The independent non-executive chairman of the committee is not the chairman of the company.

Net asset value per share up 16% to 1 124 cents

- The executive committee meets between board meetings to deal with issues delegated by the main board. The executive committee consists of four executive directors and three non-executive directors.

The board is responsible for the appointment of new directors and for the orientation of new directors.

Every non-executive director is selected for his or her knowledge and experience of other businesses and business sectors, and is expected to contribute effectively to decision-making and the formulation of policy.

The executive directors in turn contribute their detailed insight to the day-to-day operations of Trans Hex's businesses, enabling the board to identify goals, provide direction and determine the feasibility of any proposed strategies. These directors generally make and implement all operational decisions.

QUORUM

Although the articles of association requires two directors to form a quorum, directors are encouraged to attend all board meetings. All committee meetings must be attended by the majority of its members with significant representation of the non-executive directors.

FREQUENCY OF MEETINGS

The Trans Hex Group board meets at least four times a year to enable it to carry out its responsibilities. The audit committee meets at least three times a year, and the remuneration committee meets on request of the directors, but at least four times a year.

MATERIALITY AND APPROVAL FRAMEWORK

Issues of a material or strategic nature, or which can impact on the reputation of the group, are referred to the board. All other issues, as mandated by the board, are dealt with at senior management level.

The minutes of the audit and executive committee meetings are distributed to the members of the Trans Hex Group board for information purposes. Issues that require board attention or a board decision, are highlighted and included as agenda items for the next board meeting.

BOARD APPRAISAL

The board shall regularly review and assess the mix of skills and experience offered by the board as well as its composition in light of the country's demographics so as to ensure that the board is adequately equipped to achieve the groups objectives and to create shareholders value. The board shall, in addition, regularly review its effectiveness and the individual contributions of each director.

ROLE OF THE CHIEF EXECUTIVE

The chief executive director has a critical and strategic role to play in the operational success of the group's business.

The specific functions of the chief executive are:

- develop and recommend to the board a long-term strategy and vision for the group that will generate satisfactory levels of shareholder value;
- develop and recommend to the board annual business plans and budgets that support the group's long-term strategy;
- strive to achieve the group's financial and operational targets and ensure that the day-to-day business affairs of the group are appropriately monitored and managed;
- ensure continuous improvement in business and operational processes;
- ensure that the group has an effective management team and to effectively participate in the development of management and succession planning;
- maintain a positive and ethical work climate that is conducive to attracting, retaining and motivating a diverse group of top quality employees at all levels of the group;
- formulate and oversee the implementation of policies; and
- implement a board formulated communications policy encompassing the responsibility for clear, balanced and truthful communication to all stakeholders, and serve as chief spokesperson for the group



CONFLICTS

The existence, real or perceived, of conflicts of interest between individual directors and the group could bring the integrity of the entire board into question. Failure to identify and deal with such conflicts could cause significant damage to Trans Hex's image and its perceived value as a going concern. Relationship checking procedures are consequently in place aimed at recognising, responding to and managing any potential conflicts of interest. Directors are required to sign, at least once a year, a declaration stating that they are not aware of any conflicts of interest that may exist because of their interest in or association with any other company. They are also expected to disclose fully all other business interests.

In addition, the Companies Act also requires directors to disclose interests in contracts that are of significance to the company's business. A director is required to disclose any potential conflict of interest as soon as he or she becomes aware of it.

All information not disclosed publicly, which is acquired by directors in the performance of their duties, must be treated as confidential, and directors may not use, or appear to use, such information for personal advantage or for the advantage of third parties.

All directors of the Trans Hex Group Limited board are required to comply with the Trans Hex code of conduct regarding inside information, transactions and disclosure of transactions by directors as prescribed by the JSE Securities Exchange South Africa.

INTEGRATED SUSTAINABILITY REPORTING

The board recognises that there are qualitative issues, which influence the ability of the company to create value in the future. These relate to investment in human and other intellectual capital, and the extent of the group's social transformation, ethical, safety, health and environmental policies and practices.

The board has a responsibility to report at least annually on these matters and will determine the materiality and relevance of information to be reported on.



Tokyo Sexwale, chairman

LETTER TO STAKEHOLDERS

It is indeed a pleasure to report to you on a year of outstanding performance, which delivered excellent growth in revenue, earnings and dividends.

Revenue from diamond sales in US dollar terms increased by 27% to US$104 million, breaching the US$100 million mark for the first time. We have benefited from resilient prices and sustained demand for our high quality production mix. This included a 9,22 carat blue diamond, mined at Saxendrift, which sold for a record US$45 000 per carat.

The strong sales revenue combined with the group's prudent cost control, led to mining income increasing by 27% to R401 million with attributable income rising by 28% to R225 million.

We achieved record production at Baken and Saxendrift. Total production from South African land operations amounted to 163 200 carats which is marginally lower than the 176 600 carats produced last year. Fortunately the average price per carat achieved was 48% higher than a year ago, which coupled with an 11% decline in the mining cost per carat, contributed to a 31% increase in land mining income.

Looking back over the year I highlight some key events.

In September the group signed an agreement with the Angolan state diamond organisation (Endiama) to secure the sought after Luarica and Fucauma alluvial diamond concessions, with delineated reserves exceeding 1,7 million carats, and the Gango exploration concession. Production at Luarica commenced in April and the management team are to be congratulated in having brought this operation to production within record time.

Negotiations are continuing with Endiama on a number of kimberlite and alluvial projects. Prospects elsewhere in Africa are being surveyed and measured against the group's investment criteria.

In May last year Altie Krige was appointed as executive director: land operations. He adds a wealth of experience to the executive team having worked his way up from field geologist to mine manager to overall production manager of the land division.

In August, I was appointed chairman in succession to Bernard van Rooyen who remains on the board as deputy chairman. Mvelaphanda Resources has made a significant contribution to the implementation of the group's growth strategy. I fully expect this to continue in the years ahead.

The Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry ("the Charter") was published in October. The Charter's main objectives are to promote equitable access to South Africa's mineral resources and to expand opportunities for historically disadvantaged South Africans to enter the mining and minerals industry. Trans Hex fully supports the Charter and is achieving the objectives set out therein. In the last year we paid royalties amounting to R28 million to the Namaqualand Diamond Fund Trust for the benefit of the communities surrounding our Lower Orange River operations.

In February 2003 the group's first export under the Kimberley Process Certification Scheme was concluded. The 'conflict-free' nature of the group's production was confirmed by the accounting firm PricewaterhouseCoopers Inc. after performing an independent verification of the group's rough diamond trail from production through to sales.

Safety, health and environment are key factors in sustaining the group's operations. We are pleased with the progress we've made with the 51% decline of the disabling injury frequency rate to 3,19. Our target is to bring this measure down to below one in the foreseeable future.

The health and safety department is implementing a NOSA management system to support its endeavours to develop a positive attitude towards health and safety. A comprehensive HIV/AIDS programme is in operation and includes awareness training, voluntary testing and counselling and the introduction of peer educators and home caregiver training.

The draft Mineral and Petroleum Royalty Bill has been circulated for comment and the group has made a detailed

Land production of 163 200 carats with prices achieved 48% higher

submission to the National Treasury. It is my view that the proposed royalty, levied on revenue, is contrary to international trends and will threaten the survival of the South African diamond industry. The group will continue to participate constructively in the ongoing process of submissions, in the interest of promoting social and economic transformation in the mining industry.

In the year ahead the group's new operations, particularly in Angola, should generate increased production. Provided that the dollar diamond prices and the rand/dollar exchange rate remain at current levels, we look forward to at least maintaining the current group profit.

On behalf of the board I would like to congratulate the entire executive team, staff and management for their considerable efforts in achieving these excellent results. We remain focused on our vision to be a world-class player in the exploration and mining of high-quality diamonds. We have a solid foundation and quality human and natural resources for the successful implementation of this strategy.



Tokyo Sexwale
Chairman



STATURE

Trans Hex has established itself as a group with solid foundations and a history of sustained performance. Our solid reputation has paved the way for exploring and taking advantage of further opportunities for the benefit of all our stakeholders.



Calvyn Gardner,
chief executive officer

CHIEF EXECUTIVE OFFICER'S REVIEW

FINANCIAL SUMMARY

The financial year saw attributable income increased 28% to R225 million (2002: R176 million) generating a 27% increase in headline earnings per share to 270,2 cents (2002: 212,4 cents) and net asset value per share increased by 16% to 1124 cents. Mining income increased by 27% to R401 million (2002: R316 million). The provision for taxation, including secondary tax on companies, rose 46% to R106 million as a result of higher taxable income largely from increased sales and prudent cost containment.

Cash available from operations increased 18% to R454 million (2002: R386 million). Total diamond production amounted to 200 400 carats (2002: 221 000 carats).

A final dividend of 48 cents per share was declared on 26 May 2003, culminating in a total dividend of 66 cents per share, being a 26% increase over the prior period.

LAND OPERATIONS

Diamond production from land operations delivered 163 168 carats compared to 176 642 carats produced last year. Prices achieved were on average 48% higher than in the prior year. This was achieved despite the closure of the Hondeklip Bay operation which reached the end of its economic life, after producing 38 500 carats for the year under review.

Increased production and continued efficient cost control by mine management resulted in a lowering of the cost per carat at land operations.

A new electronic security surveillance system was implemented at Baken and Saxendrift during March 2003 at a cost of R21 million and is already showing significant benefits.

LOWER ORANGE RIVER

Baken

The Baken Central Plant performed well with an average plant availability of 80% resulting in the plant's design production capability being consistently achieved. The total Baken operation achieved record production of 87 552 carats (2002: 76 287 carats) – a 15% increase over last year. Record stone sizes were recovered with the largest being a 103 carat stone in April 2003. During a trial period for continuous operation shift system (CONTOPS) during October and November 2002, throughput of 300 000 m³ per month (663 000 tons per month) was successfully achieved. Following the successful trial period, the implementation of full-time CONTOPS operations is currently under negotiation with the National Union of Mineworkers at regional and central level.

Proved and probable reserves from the palaeochannel and surrounding terraces (refer to annexure 2 on page 24), projects a realistic life-of-mine of 10,5 years.

Baken: Revenue per carat versus cost per carat


10 000
8 000
6 000
4 000
2 000
0
Rand per carat
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
Actual rev r/ct
Budget cost/ct
Actual cost/ct

Bloeddrif

An extended exploration programme at Bloeddrif was concluded in August 2002, with the plant entering the full production phase in September 2002. Exceptionally high grades achieved from a scour pool feature led to production of 11 948 carats, 33% higher than anticipated (2002: 2 586 carats – exploration phase). The proved and probable reserves point to an estimated life-of-mine of four to five years, utilising the existing infrastructure.

Reuning

At Reuning, the Jakkalsberg plant, which was scheduled for closure in June 2002, was kept in operation due to positive results from exploration and the treatment of stockpile gravel. While the Jakkalsberg plant was kept in production, the recommissioning of the Suidhek plant was postponed until March 2003, whereafter the plant commenced treating gravel from the Nxodap terrace. Ongoing exploration in the area could lead to additional reserves.

Hondeklip Bay

The Hondeklip Bay mine was scheduled for closure during July 2002, but, with closely monitored mine development, the

Diamond sales exceed $100 million for the first time at $104 million

life-of-mine was extended until end January 2003 producing an additional 32 201 carats. Consideration is being given to treating the old tailings dump consisting of plant and also final recovery tailings in joint venture with a black economic empowerment (BEE) partner and full-scale rehabilitation by a BEE contractor will commence during July 2003. This project has been in operation since the early 1970s and produced well over a million carats. The vast majority of former Hondeklip Bay employees were retrained and deployed at our other operations.

MID-ORANGE RIVER

Saxendrift

Saxendrift reflected a 27% increase in diamond production, reaching a record 17 912 carats (2002: 14 128 carats). The production mix continues to be on average more than one carat per stone larger than those found on the Lower Orange River. A comprehensive crushing trial was concluded during the latter half of the year, which indicated significant upside potential from the middlings gravel situated between the hard upper calcrete layer and the higher-grade basal gravel. The encouraging grades realised from the middlings gravel during the trial have justified a dedicated plant for the treatment of the middlings. The plant will be erected during the current financial year, resulting in two 14-foot pans being integrated into the ex-Saxendrift Dense Medium Separation exploration plant to increase run-of-mine feed capacity. The Niewejaarskraal plant will be modified to treat 20 000 m³ per month of Rooikoppie gravel, which has shown considerable potential during the sampling phase.

MARINE OPERATIONS

Total diamond production from marine operations declined by 17% to 37 275 carats, with the suspension of the joint venture operation with Diamond Fields International (DFI) contributing to the lower production. Following termination of the DFI joint venture, the Namakwa was chartered to De Beers marine for utilisation in mid-water concession areas in Namibia. The Ivan Prinsep conducted sampling operations in parts of the group's South African concessions. To date no substantial mineable deposits were discovered following these sampling operations.

The bulk of the year's marine production was provided by the 27 606 carats from contractor shallow-water operations. The Southern Sector again proved the leading contributor with 75% of the total marine production, despite the disruption

Diving days and production



Diving days
Carats
160
140
120
100
80
60
40
20
0
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
1996 1997 1998 1999 2000 2001 2002 2003
Surf zone mining
Diver contractors
Total diving days
Ave diving days

of diving operations by unseasonal sea conditions during the summer months. In the Northern Sector the shortage of suitably experienced diver contractors remains a production constraint and a campaign to recruit more contractors in this sector is ongoing, with particular focus on attracting people from historically disadvantaged communities.

The Pafuri diver operation in the Southern Sector was particularly negatively affected by the disruptive weather conditions and posted another disappointing performance for the year. Although high-value diamond areas were targeted, the production fell short of expectations. This operation is currently under review and various options are being considered.

Trans Hex marine areas



Namibian North Coast (7 673 km²)
NAMIBIA
Windhoek
BOTSWANA
Gaborone
Namibia, Lüderitz area (1 515 km²)
Port Nolloth area (4 012 km²)
De Punt area (7 004 km²)
SOUTH AFRICA
Cape Town

The company will continue to perform contract work for De Beers Marine in Namibia during the year as well as continuing to explore the group's South African concession areas.



Opportunities within the marine industry, supported by the advancement of new technologies, will continue to be evaluated including in-line pressure jig technology which allows for the mining of shell deposits and developments relating the walking platform technology which is being closely monitored for possible application in our shallow-water areas.

EXPLORATION/NEW BUSINESS

Angola

As announced in September 2002 two Angolan alluvial diamond concessions (Luarica and Fucauma) were secured, with delineated resources exceeding 1,7 million carats. Both concessions are to be mined in a joint venture with the Angolan State Diamond Organisation (Endiama), and are jointly expected to yield up to 400 000 carats annually.

The Luarica concession was brought into production in a record six months and is currently producing grades of 30 carats/100 m³ at an average stone size of above 0,5 carats/stone confirming the group's belief that this is a world-class deposit. Evaluation sampling of the Fucauma concession is scheduled to commence in June 2003, with production expected towards the latter part of 2003.

Both Angolan projects are ideal for start-up operations as they allow for almost immediate cash flow generation. They have a low-risk profile and a short commissioning period; however, the cost structure in Angola is significantly higher than that of our South African operations.

The group will continue to pursue suitable prospects in Angola and has concluded an agreement with Endiama pertaining to the exploration of the Gango kimberlite concession, in the Cuanza Sul province of Angola.

South Africa

In the Lower Orange River region exploration sampling at Bloeddrif was completed on schedule in August and production started in September 2002, utilising the existing infrastructure. Exploration results established reserves in the Proto scours and Proto palaeochannels, but yielded marginally sub-economic grades for the three large-volume Meso gravel terraces. The reserves delineated through exploration sampling indicate a medium-sized operation but with anticipated good margins due to the relatively high average grade and large stone size of the reserve.

Regional exploration sampling at Niewejaarskraal yielded good grades for the surface Rooikoppies gravel with marginal grades for the basal gravel having been achieved to date.

Drilling of the Viegulands Put and Remhoogte joint-venture properties has been completed and sampling will commence in the second quarter of 2003.

Botswana

Exploration activities on the joint venture Ngami kimberlite project in Botswana of which the group has a 25% interest, have identified co-incident gravity, magnetic and kimberlite indicator mineral anomalies. A number of the anomalies are substantially larger than any kimberlites previously found in the area, and drilling and sampling of the targets are scheduled for the second quarter of 2003.

Other areas

An agreement has been entered into with Mano River Resources for the exploration and evaluation of certain kimberlites in Liberia, which will commence once the political situation in the area stabilises. In addition global prospects, including the Democratic Republic of Congo and other African territories, are being actively investigated.

DIAMOND MARKET

The industry experienced more favourable trading conditions during the year under review, compared to a difficult period in the previous year. The large polished inventory was reduced during 2002. Polished jewellery sales figures continue to show growth on an annual basis, and rough diamond sales by the group in the final quarter have been excellent.

The high-quality production mix of the Trans Hex mines, with 75% of value concentrated in size ranges of three carats and greater, has maintained its demand and pricing levels. During the period the group achieved a record value per carat paid for an individual stone when a 9,22 carat blue stone was sold for a price in excess of $45 000 per carat. In addition to this, two pink stones of 8,84 carats and 19,85 carats realised prices in excess of $28 000 and $25 000 per carat respectively.

Kimberley Process

In February 2003 the group's first export under the Kimberley Process Certification Scheme was concluded. The process is


EXPERTISE

Through forty years of experience we have built an enviable powerhouse of expertise. We now have the opportunity of applying this expertise throughout Africa and worldwide through building joint venture partnerships.



Mining operations, Baken

aimed at eliminating trade in 'conflict diamonds'. In addition to guaranteeing the 'conflict-free' nature of the group's production to its customers, the group also engaged the services of accounting firm PricewaterhouseCoopers Inc. to perform an independent verification of the company's rough diamond trail from production through to sales. Their report has confirmed the 'conflict-free' status of our operations thereby providing further confidence in our product.

HUMAN RESOURCES

Training

A training and development strategy has been implemented focused on business performance with Trans Hex specific Standard Operating Procedures. Technical training modules and assessment guides are being developed, in line with the requirements set out by the South African Qualifications Authority.

The standards-based training system enables all areas of business to set operational standards, measure team members against these standards and identify and address specific competency gaps, thereby directly contributing, through training interventions, to the growth of individual employees and the achievement of the business goals.

Some 1 014 individual employees underwent different forms of training during the year (totalling 11 682 hours) on technical skills and occupationally based health and safety skills training.

Employment equity

Satisfactory progress had been made in achieving our employment equity targets and in some cases the targets set for 2005 have been met (see Table 1). This success can mainly be attributed to our aggressive approach to training, recruiting and selecting appropriately qualified employees from historically disadvantaged groups from within and outside of the organisation. Our employment equity programme is supported by a diversity management programme which was successfully introduced during the year. Specific focus was placed on appointing and promoting employees from the designated group to the senior management, professionally qualified and skilled categories.

We submitted our third report on employment equity to the Department of Labour in October 2002 as required by law. Monitoring committees at the various operations are functioning well.

Table 1

Occupational level *Non-designated : Designated*	As at March 2003	Targets 2005
Top management F-Band	75% : 25%	70% : 30%
Senior management E-Band	50% : 50%	60% : 40%
Professionally qualified D-Band	62% : 38%	55% : 45%
Skilled and technically qualified C-Band	32% : 68%	30% : 70%

Employee assistance programme and HIV/AIDS programme

An employee assistance programme, run under the auspices of the Centre for Human Development, has been implemented and is being utilised extensively by employees, especially in remote areas where suitable social services are lacking. This programme complements our extensive HIV/AIDS programme which was introduced during the year, in full consultation with the representative trade union. It provides for awareness training, knowledge, attitude and practices surveys, voluntary counselling and testing, the introduction of peer educators and home caregiver training. The voluntary counselling and testing programme is of an ongoing nature with a 60% participation rate goal for the first year. An AIDS steering committee was established to monitor the effectiveness of the programme and regularly review related policies and to ensure the ultimate succes of the programme.

SAFETY, HEALTH AND ENVIRONMENT

Environmental management

Trans Hex is committed to mining in an environmentally responsible manner, as undertaken in its environmental policy statement and in compliance with the relevant statutory and regulatory requirements. The group follows an integrative approach to environmental management at all its operations, and applies sound environmental management during all phases, from exploration to mine closure.

Environmental management programmes (EMPs) for the following operations have been drafted or upgraded in the past year:

- Saxendrift mining operation
- Niewejaarskraal mining operation
- Baken/Bloeddrif/Reuning mining operations
- All exploration projects


EXPANSION
Opportunities for sustainable growth
are being explored together with our
neighbours and further afield into Africa.



Processing plant,
Luarica project, Angola

After more than three years of extensive planning and research, the EMPs in respect of all marine mining areas associated surf zones have been finalised and approved by the Department of Minerals and Energy (DME). The approval of these EMPs was preceded by extensive beach mining faunal surveys in order to determine the impact of beach mining on the littoral zone and the rate of recovery. Reconnaissance vegetation studies opposite the 11, 12 and 13 group of marine concessions outlined areas of high floral sensitivity that will be avoided in future.

Extent and cost of land rehabilitation

All land mining operations	Actual
Excavations backfilled (m^3)	14 900 710
Extent of area backfilled (ha)	90
Cost of rehabilitation backfilling (R)	50 063 923
Extent of area sloped (ha)	17
Cost of sloping (R)	3 104 440
Cost of other rehabilitation (R)	4 498 042
Total cost of rehabilitation (R)	**57 666 405**

A competent specialist engineering firm has been commissioned to draft a Code of Practice for mine residue deposits under the control of Trans Hex. The Code provides, amongst other aspects, for the monitoring of seepage into soils around the tailings dams.

To give effect to the requirements of the Minerals Act (50 of 1991), monitoring of environmental performance is done on a monthly basis, and reported to the DME. The system of monitoring has been implemented at the Richtersveld and Mid-Orange mines, the De Punt and the group's Port Nolloth operations, as well as on board the company's deep-water mining vessels. Environmental performance audits were conducted in respect of the Baken, Saxendrift, Port Nolloth and De Punt operations. These will be followed up by independent, external performance audits.

During the year 14,9 million m^3 of soil was utilised for concurrent backfilling at all land operations and in excess of 90 hectares was rehabilitated.

Closure certificates in respect of four exploration projects were issued by the DME. At the Hondeklip Bay operation post-closure rehabilitation has commenced in accordance with a closure plan that was submitted to the DME in July 2002.

Occupational mine health and safety

Following a detailed review of the group's diverse health and safety characteristics at each operation, a centralised health and safety department has been formed with the aim of coordinating and strengthening health and safety management. A group manager for health and safety, as well as a safety officer dedicated to the marine division, were appointed during the year providing a greater presence of safety officers in the field. A NOSA health and safety management system was acquired and will be rolled out in 2004, initially at the Baken and Saxendrift operations, and later at all other projects.

Baken achieved the distinction of winning the trophy for the Most Improved Mine in the the DME's Northern Cape Region competition, Opencast Mines +200 Workers category.

In the last quarter of the financial year a concerted multi-faceted safety intervention was formulated to further improve health and safety performance to investigate ways and means of improving training, mentoring, leadership, standards, incident and accident reporting, developing a positive attitude towards health and safety and improve communication, visibility and contractor management at senior foreman level.

2003 accident record

The Trans Hex accident rate calculations are based on 200 000 man-hours worked, as per the standard NOSA formula. Frequency rates are calculated for the four categories, i.e. fatal injuries (FIFR), reportable injuries (RIFR), disabling injuries (DIFR) and minor injuries (MIFR), all expressed on a calendar year basis. The 2002 indices show a significant improvement on the 2001 frequency rates with the disabling injury frequency rate declining by 51% to 3,19, as shown below:

Table 2

Frequency rate index	2001	**2002**	% change
Fatal injury frequency rate (FIFR)	0,00	**0,00**	0
Reportable injury frequency rate (RIFR) (injuries +14 days lost time)	1,45	**0,96**	(34)
Disabling injury frequency rate (DIFR) (all lost time injuries)	6,50	**3,19**	(51)
Minor injury frequency rate (MIFR) (treat and return injuries)	5,20	**4,65**	(11)

SUSTAINABILITY

Our sustainability is dependent on the economic viability of our business, the environment and the communities in which we operate. Trans Hex continues to focus on the sustainability of these crucial aspects.



In excess of 90 hectares rehabilitated

The occupational hygienist appointed by the company as a legal requirement played a leading roll in the drafting of the mandatory Code of Practice (COP) for exposure to thermal stress and the mandatory COP for personal exposure to particulate airborne pollutants and gases.

Occupational medical practitioners were appointed for the Baken, Reuning, Port Nolloth and Hondeklip Bay, as well as the Saxendrift and Niewejaarskraal operations. Standard medical examinations performed on all employees consist of a general medical examination, audiometric screening for industrial deafness, a chest X-ray for general employees as well as a spinal X-ray for operators of heavy vehicles. Lung function efficiency is determined by means of a spirometer test and the eyes of all employees are tested. In addition, all employees over fifty years of age undergo an ECG test.

MINING CHARTER AND SUSTAINABILITY

Trans Hex is committed to achieving the objectives as set out in the Broad-based Socio-economic Empowerment Charter for the South African Mining Industry ("the Charter"). The group's performance against the Charter balanced scorecard is published on page 23.

The Charter visualises a globally competitive South African mining industry and Trans Hex shares this vision. The Charter has eight pillars, namely:

Human resources development

The group offers every employee the opportunity, in consultation with labour, to become functionally literate and numerate by the year 2005. The company is in the process of implementing career paths for its historically disadvantaged employees to further their chosen careers and is developing systems by which empowerment groups can be mentored to enable capacity building of which the skills-based training programme forms a vital element.

Employment equity

Trans Hex has, in accordance with the Charter, published its employment equity plans and achievements. A process of identifying a talent pool and fast-tracking individuals has commenced for historically disadvantaged employees. The company further aspires to a significantly increased participation by women in the mining industry within five years.

Migrant labour

The group undertakes to ensure that there is no discrimination against foreign migrant labour. In accordance with our Richtersveld mining lease, local inhabitants have always enjoyed first preference. The company however recognises that where the necessary skills are not available within our areas of operation, it may be necessary to employ migrant labour.

Mine community and rural development

We continue to develop infrastructure and plans for uplifting the communities residing in our areas of operation. Examples of this are the establishment of shops, a bakery, sewing classes, hydroponic farming, bus services for children, donations of buildings to a local school at Hondeklip Bay, recreational facilities, donation of R100 000 for specialist equipment at the Alexander Bay hospital, building of houses and many other community development projects.

Housing and living conditions

Plans for the conversion of the existing hostels into family units are currently receiving consideration. In the interim, existing hostels and facilities have been upgraded at Baken and will be upgraded at our other operations. The company also offers housing subsidies, guarantees, interest-free loans and/or allowances to all employees in terms of its housing assistance programme.

Upon closure, all Hondeklip Bay housing was offered for purchase to Trans Hex employees on a right of first refusal basis.

Nutrition at our operations is provided for by an independent catering contractor. Monitoring of the quality and quantity of nutrition takes place at least once a month and tenders were called for 2003/2004 to ensure the best quality and quantity at the best price.

Procurement

Our procurement department was established in November 2002 and prior to this, in August 2002, a procurement committee was established to review the way Trans Hex procures its goods and services. The committee monitors the procurement process on an ongoing basis and is responsible for the approval of vendors with which the company deals. The black economic empowerment (BEE) status of vendors is currently rated against predetermined criteria. It is a high priority of the



Sunrise over Luarica

procurement department to expand business with BEE entities. The committee will monitor the adherence to the corporate procurement policy and report regularly on the extent of trade with BEE entities.

Ownership and joint ventures

Trans Hex recognises that greater ownership of mining industry assets by historically disadvantaged South Africans (HDSAs) is a means of encouraging and giving effect to the entry of HDSAs into the mining industry thereby allowing the mining and mineral resources of South Africa to be of benefit to all South Africans. The Gariep joint venture was the first of such ventures and has proved to be self-sufficient.

Trans Hex has committed itself to achieving 26% ownership by HDSAs of the mining industry assets within ten years. Mvelaphanda Holdings Limited (Mvela), an HDSA controlled company, currently controls approximately 8% of Trans Hex. In March 2002, 16 million Trans Hex convertible debentures were acquired by Mvela. The debentures are convertible to ordinary shares in Trans Hex within a period of six years from March 2002. In addition, Mvela holds an option to acquire five million Trans Hex shares from Remgro Limited. Upon conversion of the debentures and the exercise of the Remgro option, Mvela's holding in Trans Hex will exceed 26%. In addition to Mvela, Trans Hex is listed on the JSE Securities Exchange South Africa and the Namibian Stock Exchange and many of its institutional and nominee account shareholders are HDSAs.

Beneficiation

The group through its Section 59 Agreement with the South African Diamond Board, makes approximately 99% of its entire production available to the local industry. By utilising a tender sales system, Trans Hex ensures that the second largest diamond production, by value, in South Africa is available to all potential purchasers rather than being sold to a select number of core clients.

The group also offers on a regular basis small value tender sales at the Johannesburg Diamond Bourse to aid the local low-capital participants in the South African diamond manufacturing industry.

PROSPECTS

Our vision is to be a world-class player in the exploration and mining of high-quality diamonds. In terms of our growth strategy we aim to increase production levels from our existing operations and add reserves through own exploration, acquisitions and strategic alliances. Our focus continues to be on Africa, although projects outside of Africa are continually being evaluated. The implementation of this strategy would not be possible without the valued support of all our major stakeholders. The group is undoubtedly well positioned to continue on its growth path.

Calvyn Gardner
Chief executive officer

ANNEXURES TO THE CHIEF EXECUTIVE OFFICER'S REVIEW

ANNEXURE 1 – SCORECARD FOR THE BROAD-BASED SOCIO-ECONOMIC EMPOWERMENT CHARTER FOR THE SOUTH AFRICAN MINING INDUSTRY

Description	Five year target
Human resource development	
• Has the company offered every employee the opportunity to be functionally literate and numerate by the year 2005 and are employees being trained?	Yes
• Has the company implemented career paths for HDSA employees including skills development plans?	Yes
• Has the company developed systems through which empowerment groups can be mentored?	Yes
Employment equity	
• Has the company published its employment equity plan and reported on its annual progress in meeting that plan?	Yes
• Has the company established a plan to achieve a target for HDSA participation in management of 40% within five years and is implementing the plan?	Yes
• Has the company identified a talent pool and is it fast tracking it?	Yes
• Has the company established a plan to achieve the target for women participation in mining of 10% within the five years and is implementing the plan?	Yes
Migrant labour	
• Has the company subscribed to government and industry agreements to ensure non-discrimination against foreign migrant labour?	Yes
Mine community and rural development	
• Has the company co-operated in the formulation of integrated development plans and is the company co-operating with government in the implementation of these plans for communities where mining takes place and for major labour sending areas?	Yes
• Has there been effort on the side of the company to engage the local mine community and major labour sending area communities? (Companies will be required to cite a pattern of consultation, indicate money expenditures and show a plan.)	Yes
Housing and living conditions	
• For company provided housing has the mine, in consultation with stakeholders, established measures for improving the standard of housing, including the upgrading of the hostels, conversion of hostels to family units and promoted home ownership options for mine employees? Companies will be required to indicate what they have done to improve housing and show a plan to progress the issue over time and is implementing the plan.	Yes
• For company provided nutrition has the mine established measures for improving the nutrition of mine employees? Companies will be required to indicate what they have done to improve nutrition and show a plan to progress the issue over time and is implementing the plan.	Yes
Procurement	
• Has the mining company given HDSAs preferred supplier status?	Yes
• Has the mining company identified current level of procurement from HDSA companies in terms of capital goods, consumables and services?	Yes
• Has the mining company indicated a commitment to a progression of procurement from HDSA companies over a 3 – 5 year time frame in terms of capital goods, consumables and services and to what extent has the commitment been implemented?	Yes
Ownership and joint ventures	
• Has the mining company achieved HDSA participation in terms of ownership for equity or attributable units of production of 15 percent in HDSA hands within 5 years and 26 percent in 10 years?	15% (ten-year target 26%)
Beneficiation	
• Has the mining company identified its current level of beneficiation?	Yes
• Has the mining company established its base line level of beneficiation and indicated the extent that this will have to be grown in order to qualify for an offset?	No
Reporting	
• Has the company reported on an annual basis its progress towards achieving its commitments in its annual report?	Yes

ANNEXURES TO THE CHIEF EXECUTIVE OFFICER'S REVIEW

DIAMOND RESERVES

Project name	Overburden m³ x 1 000	Ore m³ x 1 000	Grade carats/100 m³	Carats
Baken	95 609	33 124	2,08	687 982
Bloeddrif	4 270	1 179	2,29	27 019
Reuning	584	1 308	2,36	30 817
Saxendrift	4 108	2 892	1,91	55 185
Niewejaarskraal	920	733	1,93	14 144
Luarica*	17 114	2 401	19,07	457 800
Total	**122 605**	**41 637**	**3,06**	**1 272 947**

DIAMOND RESOURCES

	Indicated		Inferred	
Project name	Gravel m³ x 1 000	Carats	Gravel m³ x 1 000	Carats
Baken	–	–	9 749	117 401
Bloeddrif	–	–	813	19 759
Reuning	–	–	2 045	29 825
Saxendrift	–	–	857	9 820
Niewejaarskraal	3 396	28 783	2 393	18 660
Luarica*	–	–	1 886	481 260
Fucauma*	–	–	8 348	969 359
Total	**3 396**	**28 783**	**26 091**	**1 646 084**

** Total project reserves and resources are shown (Trans Hex share = Luarica 35% and Fucauma 32%)*

Note to annexure 2

The group's diamond resources and diamond reserves tabled above are stated in terms of the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code). As required by the SAMREC code, Mr LM Cilliers has been appointed competent person responsible for the reporting of the group's resources and reserves. He is currently the manager of the new business division of Trans Hex, is a qualified geologist (MSc), affiliated with SACNASP and has more than nine years experience in diamond exploration and diamond resource/reserve estimation. Trans Hex calculates its resources and reserves on a biannual basis and compiles a detailed internal report dealing with the assessment and reporting criteria used in these estimations.

Mining activities at Baken depleted 3 255 000 m³ of gravels and 87 368 carats from the reserve over the past year. Exploration activities in the Baken palaeochannel delineated additional high-grade reserves in the Koeskop Inlet area and a substantial portion of high-quality inferred diamond resources in this area remains to be sampled. A comprehensive review was done of the diamond resource in the central portion of the Baken palaeochannel, incorporating all new exploration information into a Surpac three-dimensional model of the orebody. This model now forms the basis for all resource estimations, mine scheduling and reserve depletions. A reassessment of the density of the Baken gravels through a comprehensive measurement exercise resulted in a 15% increase in density. This increase is supported by a historic trend of mining more volume from individual mine blocks than originally estimated, pointing at a too slow rate of depletion.

The Bloeddrif project went into production in September 2002 following the completion of the exploration-sampling phase. A total of 109 000 m³ of gravel was mined for the recovery of 10 551 carats, utilising the current plant and earth-moving infrastructure. The reserves delineated through extensive exploration sampling dictate that Bloeddrif will remain a medium-sized operation with a healthy profit margin (see section on exploration).

Mining activities at Saxendrift depleted 1 105 000 m³ of gravels and 17 483 carats from the reserve over the past year. A roughly equal amount of reserves were added through exploration sampling on Terrace B, mine development on Terrace A and the positive results from the crushing trial on the liberation of diamonds from the suspended gravels. A reassessment of the density of the Saxendrift gravels through a comprehensive measurement exercise resulted in a 16% increase in density.

Ongoing exploration sampling of Niewejaarskraal Terrace A, 15 km downriver from Saxendrift, yielded positive results for the surface Rooikoppies gravels and marginal results for the basal gravels. A total of 733 000 m³ of gravel and 14 144 ct has been added to reserve on the farms Niewejaarskraal and Viegulands Put (only THG portion included). Exploration sampling will be completed in June 2003, after which a full feasibility study will be done on the project.

Production started in April 2003 at the newly acquired Luarica alluvial diamond project in Angola and results to date have confirmed previous mining and sampling information from Diamang, the Portuguese mining and exploration company. Production and sampling results for April 2003 indicate grades of between 20 and 45 carats/100 m³ at average stone sizes of above 0,5 carats/stone. The concession has vast, unexplored potential that will be taken into account in the coming years through systematic exploration and mining activities.

The Fucauma concession in Angola has been extensively sampled and partially mined in the pre-1970s by Diamang. However, due to incomplete exploration records and generally small sample size, it was decided to implement an exploration-sampling programme to delineate reserves ahead of production start-up.

ANNEXURE 3 – PRODUCTION STATISTICS

	2001/2002 Production (carats)	2002/2003 Production (carats)	2003/2004 Estimated production (carats)
Subtotal (land)	**176 642**	**163 168**	**258 485[(1)]**
Subtotal (marine)	**44 844**	**37 275**	**55 620**
Totals (group)	**221 486**	**200 443**	**314 105**

Note to annexure 3

(1) *Includes Trans Hex's Angolan production.*

ANNEXURE 4 – GROUP MARINE DIAMOND RESERVES AND RESOURCES

Concession	Area m^2	Grade carats/m^2	Total carats
PROVED DIAMOND RESERVES			
2(b)	60 000	0,12	7 200
3(b)	–	–	–
PROBABLE DIAMOND RESERVES			
2(b)	168 540	0,30	50 562
3(b)	173 612	0,21	36 458
DIAMOND RESOURCES – INDICATED			
2(b)	515 210	0,21	108 194
3(b)	116 550	0,15	17 482
11(b)	83 000	0,04	3 320
13(b)	72 169	0,05	3 608
DIAMOND RESOURCES – INFERRED			
2(b)	1 043 000	0,11	114 730
3(b)	196 500	0,64	125 760

Notes to annexure 4

1. *No marine reserves are stated for the shallow-water areas (<25 m water depth). In these areas the mineralisation is generally erratic and the lack of suitable technology to sample this zone has prevented definitive ore reserve delineation.*
2. *In the water depths greater than 25 m, previous (Benco) and current sampling and mining operations suggest a resource of 132 604 carats in the indicated category and 240 490 carats in the inferred category.*
3. *As required by the SAMREC code, Mr DL Gadd-Claxton (group geologist) has been appointed competent person responsible for the reporting of the group's marine resources and reserves.*

The Trans Hex Group and its directors are fully committed to the principles of good corporate governance

CORPORATE GOVERNANCE

Trans Hex Group Limited and its directors have accepted and are fully committed to the following seven commonly accepted characteristics of good corporate governance in accordance with the King II Report: discipline, transparency, independence, accountability, responsibility, fairness and social responsibility. The directors believe that the company has in all material respects complied with the Code of Corporate Practices and Conduct as set out in the King II Committee Report and comment as follows:

BOARD OF DIRECTORS

The group has a unitary board structure. The board meets on a quarterly basis, retains full and effective control over the group and monitors the executive management. The board itself takes key decisions to ensure it retains proper direction and control of the group, strategic issues, the business plan, acquisitions, disposals and other major contracts and commitments, group policies and stakeholders' reporting.

The roles of the chairman and chief executive officer do not vest in the same person and the chairman is a non-executive director. The chairman and chief executive officer provide leadership and guidance to the group board and encourage proper deliberation of all matters requiring its attention, with optimum input from the other directors.

The board has four non-executive and three independent non-executive directors who are appointed for specific terms. Re-appointment is not automatic. There are four executive directors on the board.

During the year under review, the board has met five times. The board schedules to meet at least once every quarter. All the members attended all the meetings with the exception of:

Tokyo Sexwale	7 March 2003
Edwin de la H Hertzog	24 March 2003
Mark Willcox	24 March 2003

A number of standing committees of the board have been established. These committees operate with written terms of reference and comprise, in the main, non-executive directors. The chairman of each committee is a non-executive director.

REMUNERATION COMMITTEE

The present members of the remuneration committee are:
Edwin de la H Hertzog (chairman)
Calvyn Gardner
Tokyo Sexwale
Bernard van Rooyen

Although the CEO is a member of the remuneration committee, he does not participate in any discussion or decisions regarding his own remuneration.

The remuneration committee reviews and approves the remuneration and terms of employment of executive directors and senior employees of the group. The remuneration committee has satisfied its responsibilities during the year, in compliance with its terms of reference.

The remuneration committee met on three occasions during the year and all members attended the meetings, except for Tokyo Sexwale, who did not attend the meeting of 7 March 2003.

Non-executive directors do not have service contracts. The remuneration paid to executive and non-executive directors of the group is disclosed in total in Note 6 to the annual financial statements.

AUDIT AND RISK COMMITTEE

The audit and risk committee consists of:
Alwyn Martin (chairman)
Emil Bührmann
Bernard van Rooyen

Both the internal and external auditors have unrestricted access to the audit committee, which ensures their independence is in no way impaired. Meetings are held regularly and are attended by representatives of external and internal auditors. The chief executive officer and the financial director attend as representatives of the group's management.

The audit committee deals with the issues relating to risk management, health, safety and environmental management, the safeguarding of assets and internal control, including internal and external audit, accounting policies and financial reporting within the mandate given by the board. The audit committee has satisfied its responsibilities during the year in compliance with its terms of reference.

The audit committee met on three occasions during the year and all the members attended the meetings, except for Bernhard van Rooyen, who did not attend the meeting of 20 May 2002.

PROFESSIONAL ADVICE

All directors have access to the advice and services of the company secretary who is responsible to the board for ensuring procedures are followed. All directors are entitled to



seek independent professional advice about the affairs of the group and have unrestricted access to company records.

MANAGEMENT REPORTING

The group has comprehensive management reporting disciplines in place which include the preparation of annual budgets by all operating units. The boards of directors of the operating companies and the holding company approve individual operational budgets. Monthly results and the financial status of operating units are reported against approved budgets and compared to the prior year. Profit projections and forecast cash flows are updated monthly while working capital and borrowing levels are monitored on an ongoing basis.

EMPLOYER/EMPLOYEE RELATIONS

The group employs a variety of participative structures to deal with issues affecting employees directly and materially. These include collective bargaining mechanisms, structures to drive productivity improvements, safety committees and other participative forums. These structures, set up with trade unions and other employee representatives, are designed to achieve good employer/employee relations through effective sharing of relevant information, consultation and the early identification and resolution of conflict.

EQUAL OPPORTUNITIES

The group believes in creating a stimulating work environment whereby employees enjoy equal rights. Actions taken to bring about changes necessary to reflect the composition of the South African population include identifying and removing all discriminatory provisions. All new appointments are made in full compliance with the company's enhanced employment equity targets.

SHARE TRANSACTIONS BY DIRECTORS AND SENIOR PERSONNEL

In accordance with the recommendations incorporated in the King Committee Report on corporate governance, it is expected that directors and senior personnel adhere to the code of conduct with regard to dealing in shares of the group during periods of price sensitivity.

INTERNAL CONTROL AND RISK MANAGEMENT

The board, through the audit committee, is responsible for the total process of risk management as well as for forming its own opinion on the effectiveness of the process. Management is accountable to the board for designing, implementing and monitoring the process of risk management and integrating it into the day-to-day activities of the company.

The confidential reporting mechanism is in place where employees are assured of anonymity when reporting matters relating to diamond theft, fraud and other crime within the company.

The group maintains adequate accounting records and effective systems of internal control and risk management over financial reporting and the safeguarding of assets against unauthorised acquisition, use or disposition. These systems are designed to provide reasonable assurance to the company's management and board of directors regarding the preparation of reliable published financial statements. They include a documented and tested organisational structure and division of responsibility and established policies and procedures including a code of conduct to foster a strong ethical climate, all of which are communicated to all personnel.

Internal auditors monitor the operation of the internal control systems, report findings and make recommendations to management and the board of directors. Corrective actions are taken to address control deficiencies and opportunities for improving the system are constantly sought. The board, operating through its audit committee, supervises the financial reporting process.

The group assessed its internal control system as at 31 March 2003 in relation to the criteria for effective internal control over financial reporting. Based on its assessment, the group is satisfied that its systems met those criteria.

CODE OF CONDUCT

The group is committed to the highest standards of integrity, behaviour and ethics in dealing with all stakeholders. The directors have implemented controls to monitor that the values, behaviour and ethics as outlined in the company's corporate charter are being adhered to.

MANAGEMENT'S STATEMENT RELATING TO THE EFFECTIVENESS OF INTERNAL CONTROLS OF TRANS HEX GROUP'S ROUGH DIAMOND AUDIT TRAIL

INTRODUCTION

In compliance with the principles and objectives of the Kimberley Process, the management of Trans Hex Group has developed existing procedures, and put into place appropriate internal controls, that serve to provide guarantees that only rough diamonds sourced from its own operations are sold by the Trans Hex Group.

Management's assertion below states the company's adherence to these procedures and outlines the 'verifiable chain of warranties' that exists from the extraction to the final sales process.

MANAGEMENT'S ASSERTION

Trans Hex is responsible for maintaining internal control over its diamond mining to sales operations, as set forth in the assessment criteria that follow. Trans Hex, having assessed these internal control procedures, has determined that as at 31 March 2003 such internal control procedures provided reasonable assurance that the objectives set forth in the assessment criteria were met.

We assert that Trans Hex:

- has developed practices to ensure a 'verifiable chain of warranties' from extraction to sales;
- complies with such practices; and
- maintains effective controls to provide reasonable assurance that:
  - all practices are consistently applied;
  - practices are monitored on a continuous basis to ensure compliance;
  - physical access to rough diamonds is limited to authorised personnel only;
  - rough diamonds produced and sold are recorded completely and accurately; and
  - the region of origin of rough diamonds can be accurately established.

ASSESSMENT CRITERIA

1. Trans Hex's policies regarding the rough diamond audit trail include, but are not limited to, the following items:
   - Access controls with regards to all phases of production and sale of rough diamonds;
   - Weighing and recording of rough diamonds throughout production and sale;
   - Recording of rough diamonds in the diamond register; and
   - Management monitoring of production and sale of rough diamonds.

2. Trans Hex discloses its 'verifiable chain of warranties' for all rough diamonds marketed and sold locally, or exported, as part of its sales process.

3. Trans Hex maintains physical access controls over its diamond mining operations during the following phases:
   - Primary extraction of diamond bearing ore;
   - Transport of diamond bearing ore to processing facilities;
   - Processing of diamond bearing ore and extraction of rough diamonds;
   - Classification and sorting of rough diamonds; and
   - Transport of rough diamonds.

4. Trans Hex maintains controls over the weighing and recording of rough diamonds throughout the following phases:
   - Initial entry at diamond mining facilities;
   - Before and after each phase of the rough diamond handling activities; and
   - Before and after the physical transport of rough diamonds.

5. Trans Hex maintains a detailed diamond register that tracks the movement of rough diamonds throughout the following phases:
   - Initial entry at diamond mining facility;
   - Movement of rough diamonds between facilities; and
   - Sale of rough diamonds.

6. Trans Hex management monitors the following:
   - Compliance with Trans Hex policies regarding the production and sale of rough diamonds;
   - Reported breaches of security procedures and other control practices;
   - Discrepancies and differences in the weight of rough diamonds throughout all phases; and
   - Analytical review of rough diamond yields by mining facility.

Procedures and internal controls are in place in compliance with the principles and objectives of the Kimberley Process



NON-FINANCIAL VERIFICATION OPINION REPORT

To the management of Trans Hex Group Limited

Independent accountant's report on the rough diamond audit trail:

We have examined management's assertions on page 28 and that, as at 31 March 2003, Trans Hex Group Limited:

- developed rough diamond audit trail control practices;
- complied with such practices; and
- maintained effective controls to provide reasonable assurance that Trans Hex Group Limited exclusively marketed and sold diamonds produced from its own South African mining operations in conformity with the Trans Hex Group Limited's rough diamond audit trail control practices.

These practices, controls, and compliance herewith are the responsibility of Trans Hex Group Limited's management. Our responsibility is to express an opinion based on our examination. This examination was limited to the South African production and mining operations of Trans Hex Group Limited.

Our examination was conducted in accordance with guidance provided by the attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of Trans Hex Group Limited's disclosed practices and the related controls over the rough diamond audit trail, testing compliance with the disclosed practices, testing and evaluating the operating effectiveness of the controls, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Trans Hex Group Limited's management assertion referred to above is fairly stated, in all material respects, based on the assessment criteria defined within the assertion.

Because of inherent limitations in controls, error or fraud may occur and not be detected. Furthermore, the projection of any conclusions, based on our findings, to future periods is subject to the risk that changes made to the system or controls, changes in processing requirements, changes required because of the passage of time, or the degree of compliance with the policies or procedures may alter the validity of such conclusions.

The PricewaterhouseCoopers Custom Online Assurance (COLA) rough diamond audit trail seal on the Trans Hex Group Limited website constitutes a symbolic representation of the contents of this report and it is not intended, nor should it be construed, to update this report or provide any additional assurance.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors SA

31 March 2003
Cape Town



Salaries/wages and other benefits net of PAYE and SITE (19,1%)
Government (25,3%)
Providers of capital (9,3%)
Reinvested in the group (46,3%)



Salaries/wages and other benefits net of PAYE and SITE (19,0%)
Government (21,7%)
Providers of capital (9,4%)
Reinvested in the group (49,9%)

VALUE ADDED STATEMENT

		CONSOLIDATED			
			2003		2002
	Notes	%	R'000	%	R'000
VALUE ADDED					
Net sales revenue	1		**972 220**		831 288
Less: Purchase of goods and services needed to operate the mines			**(356 707)**		(294 179)
Value added by operations		**96,6**	**615 513**	99,6	537 109
Interest received	4	**3,4**	**21 390**	0,4	1 917
		100,0	**636 903**	100,0	539 026
VALUE DISTRIBUTED					
Salaries, wages and other benefits net of PAYE and SITE		**19,1**	**121 751**	19,0	102 512
Salaries, wages and other benefits	5		**141 848**		122 028
PAYE and SITE			**(20 097)**		(19 516)
Government		**25,3**	**161 012**	21,7	116 724
South African normal taxation	7		**100 655**		65 161
Foreign and withholding taxation	7		**2**		343
South African indirect taxes			**60 355**		51 220
Providers of capital		**9,3**	**59 405**	9,4	50 703
Financing costs	4		**12 823**		14 664
Dividends			**46 582**		36 039
Total value distributed			**342 168**		269 939
Reinvested in the group		**46,3**	**294 735**	49,9	269 087
Depreciation			**116 272**		129 111
Retained income			**178 463**		139 976
		100,0	**636 903**	100,0	539 026

CONTENTS

to the annual financial statements





REPORT OF THE INDEPENDENT AUDITORS

We have audited the annual financial statements and group annual financial statements of Trans Hex Group Limited and its subsidiaries set out on pages 34 to 61 for the year ended 31 March 2003. These annual financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these annual financial statements based on our audit.

SCOPE

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion the financial statements fairly present, in all material respects, the financial position of the company and the group at 31 March 2003 and changes in equity, the results of their operations and cash flows for the year then ended in accordance with International Accounting Standards and Statements of Generally Accepted Accounting Practice in South Africa and in the manner required by the South African Companies Act, 1973.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Stellenbosch
26 May 2003

APPROVAL OF ANNUAL FINANCIAL STATEMENTS

In approving the annual financial statements the directors hereby confirm:

1. The directors are responsible for the preparation, integrity and fair presentation of the annual financial statements of Trans Hex Group Limited and its subsidiaries. The auditors are responsible for auditing and reporting on whether the financial statements are fairly presented. Their report appears on page 32.

2. The annual financial statements presented on pages 34 to 61 have been prepared in accordance with International Accounting Standards and Statements of Generally Accepted Accounting Practice in South Africa. They conform with and adhere to applicable accounting standards and are presented applying accounting policies supported by reasonable and prudent judgements and estimates made by management, which have been consistently applied.

3. Adequate accounting records and an effective system of internal controls and risk management have been maintained during the entire accounting period.

4. The directors have reviewed the additional information included in the annual report and they are responsible for both its accuracy and its consistency with the annual financial statements.

5. The going concern basis has been adopted in preparing the annual financial statements. The directors have no reason to believe that the group, or any company within the group, will not be going concerns in the foreseeable future based on forecast and available cash resources. These financial statements support the viability of the company and the group.

6. The annual financial statements have been audited by the independent auditors, PricewaterhouseCoopers Inc., who were given unrestricted access to all financial records and related data including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors believe that all representations made to the independent auditors during their audit are valid and appropriate. The audit report of PricewaterhouseCoopers Inc. is presented on page 32.

7. A corporate governance report appears on pages 26 to 27 and includes confirmation that the King II Code has been adhered to in all material respects.

The annual financial statements were approved by the board of directors on 26 May 2003 and are signed on its behalf by:



Tokyo Sexwale
Chairman



Calvyn Gardner
Chief executive officer

CERTIFICATE BY THE COMPANY SECRETARY

I, George John Zacharias, being the company secretary of Trans Hex Group Limited, hereby certify in terms of the Companies Act 1973, that all returns required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up-to-date.



George Zacharias
Company secretary

26 May 2003

REPORT OF THE BOARD OF DIRECTORS

We take pleasure in reporting on the activities and financial results of the group for the year under review.

NATURE OF ACTIVITIES

Trans Hex is an integrated, international company engaged directly and through joint venture agreements with others in the exploration for, and mining and marketing of, high-quality diamonds from land and marine alluvial deposits.

OPERATING RESULTS

Year ended 31 March	2003	2002
Attributable income (R'000)	**225 045**	176 015
– Basic earnings per share (cents)	**264,9**	211,6
– Diluted earnings per share (cents)	**226,7**	202,6
Headline income (R'000)	**229 599**	176 699
– Headline earnings per share (cents)	**270,2**	212,4
Dividends (R'000)	**56 484**	44 105
– Interim dividend per share (cents)	**18,0**	15,5
– Final dividend per share (cents)	**48,0**	37,0

CORPORATE ACTIVITIES

Trans Hex Angola Ltda

The company has formed and registered a subsidiary company in Angola under the name Trans Hex Angola Ltda to assist in the administration and control of its Angolan assets. The group has acquired an interest in two joint venture projects in Angola, namely the Luarica and Fucauma projects, and has concluded joint venture agreements in respect of both projects with the Angolan state mining corporation, Endiama.

SPECIAL RESOLUTIONS PASSED SUBSEQUENT TO YEAR-END

As at the date of this report, neither the group nor any subsidiary company has passed any special resolution subsequent to year-end.

LITIGATION STATEMENT

The litigation between Bateman Material Handling Limited and group subsidiary company Trans Hex Mynbou Beperk as reported upon in the 2002 directors' report has been amicably settled.

The action by foreign based Diamond Fields International (DFI) for US$19,5 million resulting from an alleged repudiation of the joint venture agreement with DFI, was amicably settled in January 2003. The joint venture was subsequently dissolved with neither party having any further claims against the other, relating to the agreement.

GROUP FINANCIAL REVIEW

Balance sheet

Shareholders' interest at book value on 31 March 2003 amounted to R961,8 million or R11,24 per share (2002: R814,8 million or R9,70 per share).

Income statement

The consolidated attributable income for the year ended 31 March 2003 amounted to R225,0 million or 264,9 cents per share (2002: R176,0 million or 211,6 cents per share).

Composition	2003 R'000	2002 R'000
Subsidiary companies		
Profits	**209 910**	179 703
Associated companies		
Share of net profit	**12**	6
Joint ventures		
Share of net profit/(loss)	**8 221**	(4 089)
The company		
Excluding intergroup dividends	**6 902**	395
	225 045	176 015

DIVIDENDS

The following dividends were declared for the year ended 31 March:

	2003 R'000	2002 R'000
Interim dividend No 44 of 18,0 cents per share paid in January 2003 (2002: 15,5 cents)	**15 406**	12 929
Final dividend No 45 of 48 cents per share payable in July 2003 (2002: 37,0 cents)	**41 078**	31 176
	56 484	44 105

Upon declaration, a secondary taxation of companies liability for R5,1 million (2002: R3,9 million) will arise. The directors of Trans Hex have resolved to declare a final dividend number 45 of 48,0 cents per share.

Declaration date	Monday 26 May 2003
Last day to trade (cum dividend)	Friday 27 June 2003
First date of trading (ex dividend)	Monday 30 June 2003
Record date	Friday 4 July 2003
Payment date	Monday 7 July 2003

Shareholders who have dematerialised their shares will have their accounts at their CSDP or broker credited on payment date.

Share certificates may not be dematerialised or rematerialised between Monday, 30 June 2003 and Friday, 4 July 2003, both days inclusive.

SUBSIDIARIES AND INVESTMENTS

Details of subsidiaries, associated companies and other investments are set out in Annexure A.

DIRECTORS

The directors' profiles appear on page 6.

Directors appointments and resignations during the period 1 April 2002 to date of this report are as follows:

Appointments

AM Krige – 27 May 2002

Resignation

YPJ Mercier – 31 May 2002

Mr TMG Sexwale was appointed chairman and Mr BR van Rooyen deputy chairman effective 16 August 2002.

In terms of the provision of the company's articles of association, one third of the directors retire annually. Directors appointed during the year retain office only until the next annual general meeting of the company. Accordingly, Messrs Sexwale, Krige, Louw and Willcox retire by rotation at the forthcoming annual general meeting and are eligible for re-election.

DIRECTORS' INTEREST

As at 31 March 2003 the directors were, directly and indirectly, the beneficial owners of 1,40% (2002: 0,66%) and non-beneficial owners of 0,09% (2002: 0,09%) of the issued share capital of the company. Indirect interests through listed public companies have not been taken into account. Since the end of the financial year and until the date of this report there were no material changes in the interests of the directors.

DIRECTORS' FEES

Your board recommends that non-executive directors' fees for services rendered during the past financial year be fixed at R245 590 (2002: R241 700).

SECRETARY

Mr GJ Zacharias was appointed as secretary with effect from 1 May 1999. The registered address of the company appears on page 66.

EVENTS SUBSEQUENT TO BALANCE SHEET DATE

The group issued a cautionary announcement on 6 May 2003 in which it reported that it had concluded an agreement, subject to certain conditions precedent, which could impact upon its share price. Details of the agreement will be published once the relevant conditions precedent have been fulfilled.



Tokyo Sexwale
Chairman



Calvyn Gardner
Chief executive officer

Parow
26 May 2003

SIGNIFICANT ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis except for the revaluation of available-for-sale investments and are consistent with those of the previous year. The annual financial statements incorporate the following accounting policies, which conform to International Accounting Standards and South African Generally Accepted Accounting Practice.

BASIS OF CONSOLIDATION

Subsidiaries

The consolidated annual financial statements include the results of Trans Hex Group Limited and all its subsidiaries. Subsidiaries are those companies in which the group, directly or indirectly, has an interest of more than half of the voting rights, or otherwise has power to exercise control over their operations. Subsidiaries are consolidated from the date that effective control is transferred to the group and are no longer consolidated from the date that effective control ceases. Similarly, the results of a subsidiary disposed of during an accounting period are included in the consolidated annual financial statements only to the date of disposal. All intergroup transactions are eliminated as part of the consolidation process.

Associated companies

Companies in which the group holds a long-term interest, and over whose financial and operating policies a significant influence can be exercised, are accounted for as associated companies according to the equity method.

Joint ventures

The group's interest in a jointly controlled entity is accounted for by proportionate consolidation: the group includes its share of the joint venture's income, expenses, assets and liabilities in the relevant components of the financial statements.

Excess above fair value of assets acquired

In the case of subsidiaries, associated companies or joint ventures in the mining industry, any excess or deficit of the purchase price, when compared to the fair value acquired, is attributed to mining assets and amortised in terms of the group's accounting policies. In the case of other subsidiaries, associated companies or joint ventures, any excess or deficit of the purchase price, when compared to the fair value acquired, is attributed to goodwill and amortised over its expected useful life.

FOREIGN CURRENCY

For self-sustaining foreign entities, assets and liabilities are translated using the closing rates of exchange, while revenues and expenses are translated at average rates of exchange. Differences arising on translation are taken directly to shareholders' equity. On disposal of such entities the translation differences that were deferred into equity are recognised in the income statement as part of the gain or loss on sales. For integrated foreign operations, monetary items are translated at the closing rates of exchange and non-monetary items are translated at the rates of exchange prevailing on the date of the transactions. Exchange differences are recognised in income.

CASH AND SHORT-TERM INVESTMENTS

Cash and short-term investments include all highly liquid investments with maturity of six months or less at the date of purchase. The group minimises its credit risk by investing its cash and cash equivalents with major banks and financial institutions located principally in South Africa, Belgium and Angola. The group believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents.

INVENTORIES

Inventories, which include rough diamonds, are stated at the lower of cost-of-production on the weighted average basis or estimated net realisable value. Cost price includes a portion of overheads. Consumable stores are stated at the lower of cost on the weighted average basis or estimated replacement value.

LOANS AND OTHER RECEIVABLES

Loans and other receivables are carried at anticipated realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year-end. Bad debts are written off during the year in which they are identified.

INVESTMENTS

All investments are initially recognised at cost (transaction costs included). After initial recognition loans and receivables originated by the group are measured at amortised cost. Available-for-sale investments are measured at fair value, with adjustments to fair value on such investments reflected in equity as a revaluation reserve.

COMPULSORY CONVERTIBLE DEBENTURES

On issue of convertible debentures, the fair value of the conversion option is determined. This amount is recognised and presented separately in shareholders' equity. The group does not recognise any change in the value of this option in subsequent periods. The obligation to make future payments of principal and interest to debenture holders is calculated using a market interest rate for an equivalent non-convertible debenture and is carried as a long-term liability on the amortised cost basis until extinguished on conversion.

PROVISIONS

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation of which a reliable estimate can be made.

Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

EXPLORATION COSTS

Exploration costs are expensed until such time as a favourable feasibility study is completed. Revenue earned from the discovery of diamonds during the exploration phase is included in sales revenue in the income statement. The estimated costs of production of diamonds sold, not exceeding related revenue, are credited against exploration expenditure and included in cost of sales.

MINE DEVELOPMENT COSTS

Mine development costs, relating to major programmes at existing mines, are capitalised. Development costs consist primarily of expenditure to expand the capacity of operating mines. Day-to-day mine development costs to maintain production are expensed as incurred. Following completion of a favourable feasibility study, initial development and pre-production costs relating to a new ore body, including interest on borrowed funds used to develop the ore body, are capitalised until the ore body is brought into commercial levels of production. At this time the costs are amortised as set out in the depreciation and amortisation policy. Revenues from discovery of diamonds during the mine development phase are included in sales revenue in the income statement. The estimated costs of production of diamonds sold, not exceeding related revenue, are credited against mine development costs and included in costs of sales.

DEFERRED STRIPPING COSTS

Where stripping costs have been incurred in excess of the expected pit life average stripping ratio, these costs are deferred and charged to production when the exposed reserves are mined. Deferred stripping costs are included in mine development costs.

DEPRECIATION AND AMORTISATION

All property, mining plant and equipment are initially recorded at cost. Depreciation and amortisation of alluvial mining properties, mine development costs and mine plant facilities are computed principally by the units-of-production method based on estimated quantities of proved and probable ore reserves. Proved and probable ore reserves reflect quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Such estimates are based on current and projected costs and prices. Earthmoving equipment is depreciated based on hours worked. Depreciation and amortisation of marine mining properties, mine development costs and mine plant facilities are computed over the estimated useful life of 20 years.

Other property, plant and equipment and goodwill are depreciated principally on a straight-line basis over their estimated useful lives of three to 20 years. Property, plant and equipment awaiting installation on site are not depreciated until they are commissioned.

PROPERTY EVALUATION

Long-life assets of the group, including development costs and deferred stripping costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds the recoverable amount. The recoverable amount is the higher of the value in use and the net selling price. If deemed impaired, an impairment loss is measured and recorded based on the fair value of the asset generally computed using discounted cash flows.

In assessing the value in use, estimated future net cash flows from each mine are calculated using estimates of production, future sales prices (considering historical and current prices, price trends and related factors), production and rehabilitation costs plus capital.

Management's estimates of future cash flows are subject to risks and uncertainties. Therefore, it is possible that changes could occur which may affect recoverability of the group's investments in mineral properties and other assets.

Undeveloped properties and mineral rights upon which the group has not performed sufficient exploration work to determine whether significant mineralisation exists are carried at original acquisition cost. If it is subsequently determined that significant mineralisation does not exist, the property will be written down to estimated net realisable value at the time of such determination.

REHABILITATION COSTS

Rehabilitation costs and related accrued liabilities, based on the group's assessment of current environmental and regulatory requirements, are accrued to reflect the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The costs so provided are capitalised as part of mining assets and depreciated accordingly. Annual increases in the provision is split between finance costs relating to the change in the net present value of the provision, inflationary increases in the provision estimate and restoration costs relating to additional environmental disturbances that have occurred. Remediation liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are identified, probable and may be reasonably estimated.

The group's estimated future rehabilitation liability is funded by way of annual payments to the Trans Hex Rehabilitation Trust Fund. Assets of the Trust Fund are included in investments. This fund was established with the approval of the South African Revenue Services. Interest earned on monies paid to the Rehabilitation Fund is accrued on an annual basis. It is reasonably possible that the group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

PROVIDENT FUNDS

Provident funds, consisting of two defined contribution plans, are funded through monthly contributions and administered independently of the finances of the group by financial institutions. The group's contributions are charged against income in the year which they relate. Both funds are governed by the South African Pension Funds Act of 1956, as amended.

POST-RETIREMENT MEDICAL BENEFITS

The present value of the liability of the group in respect of future contributions is determined annually by independent actuaries. The actuarial valuation method used is the projected unit credit method prescribed by the relevant accounting standard. Future benefits are projected using specified actuarial assumptions, and the liability for in-service members is accrued over expected working lifetime.

The future medical benefits for employees retiring after 1 April 1995 are funded on an actuarially determined basis uniformly over the service period of each active member. An actuarially determined amount will be contributed to a separate benefit fund over a period of 20 years as funding for this liability. In respect of service after 1 April 1995, annual contributions are made to the same benefit fund equal to the value of the liability arising in respect of that year. Employees joining the group after December 1998 are not entitled to these benefits.

SHARE OPTION SCHEME

Share options are granted to management and senior employees. Options are granted at the market price of the shares at the lowest average five consecutive trading day price for a 60-day period immediately prior to the offer date and are exercisable at that price. A portion of the options is deliverable beginning two years from the date of grant and has a contractual option term of five years. When the options are delivered, the proceeds received net of any transaction costs are credited to share capital. The group does not make a charge to staff costs in connection with share options.

REVENUE RECOGNITION

Revenue comprises the invoiced value for the sale of goods and services, net of value added taxation. Product sales are recognised when risk and reward passes at the shipment or delivery point. Charter fees are recognised when the service has been rendered. Other revenue earned by the group is recognised on the following basis:

- Interest income – as it accrues, taking into account the effective yield of the asset, unless collectability is in doubt; and
- Dividend income – when the shareholder's right to receive payment is established, recognised on the last date of registration.

INCOME TAXES

The group follows the liability method of accounting for income taxes, prior to taking State lease consideration into account, whereby deferred income taxes are recognised for the tax consequences of temporary differences. This translates into applying the currently enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate change enacted during the year. No provision is made for deferred State lease consideration since the rate, according to the applicable formula, is not determinable in advance. Deferred tax assets relating to unredeemed capital expenditure and calculated tax losses are only raised where there is reasonable certainty that they will be recovered.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing the net income attributable to shareholders by the weighted average number of ordinary shares in issue during the year. The group's basic and diluted earnings per share differ as a result of share options granted to employees and the issue of compulsory convertible debentures.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments carried on the balance sheet include cash and bank balances, investments, loans, receivables, accounts payable and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Financial risk factors

The group's activities expose it to a variety of financial risks, including the effects of changes in equity market prices, foreign currency exchange rates and interest rates. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group uses derivative financial instruments such as foreign exchange contracts and options to hedge certain exposures.

(i) Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to US dollars. Entities in the group use forward contracts to hedge their exposure to foreign currency risk. External foreign exchange contracts are designated at group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions. The group also hedges the foreign currency exposure of its contract commitments to purchase certain production equipment. The forward contracts used in its programme are consistent with the related purchase commitments.

(ii) Interest rate risk

The group's income and operating cash flows are substantially independent of changes in market interest rates. The group has no significant interest-bearing assets. The group sometimes borrows at variable rates.

(iii) Credit risk

The group has no significant concentration of credit risk. The group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The group has policies that limit the amount of credit exposure to any one financial institution.

Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. Certain derivative transactions, while providing effective economic hedges under the group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the income statement. The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25 on page 56.

Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale investments is based on quoted market prices at the balance sheet date. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

COMPARATIVES

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

INCOME STATEMENTS

for the year ended 31 March 2003

		COMPANY		CONSOLIDATED	
	Notes	2003 R'000	2002 R'000	2003 R'000	2002 R'000
Sales revenue	1			**972 220**	831 288
Cost of sales				**571 200**	515 287
Stripping, mining and hauling	2			**259 663**	249 987
Recovery operation	3			**111 768**	86 493
Depreciation of mining assets	9			**116 272**	129 111
Royalties: Namaqualand Diamond Fund Trust				**28 086**	23 406
Selling and administration costs				**61 138**	47 382
Increase in inventories				**(5 727)**	(21 092)
Mining income				**401 020**	316 001
Other income		**57**	1 473	**–**	–
Net financial income/(expenses)	4	**56 384**	35 134	**(20 257)**	(4 489)
Exploration costs				**(46 620)**	(61 871)
Research and development				**(2 635)**	(1 277)
Share of results of associated companies				**17**	8
Exceptional items				**–**	550
Profit before taxation	5 & 6	**56 441**	36 607	**331 525**	248 922
Taxation	7	**2 957**	171	**106 480**	72 907
Attributable income		**53 484**	36 436	**225 045**	176 015

		Cents	Cents
Earnings per share	8		
– Basic		**264,9**	211,6
– Diluted		**226,7**	202,6
– Headline		**270,2**	212,4
Dividends per share		**66,0**	52,5

BALANCE SHEETS
at 31 March 2003

		COMPANY		CONSOLIDATED	
		2003	2002	2003	2002
	Notes	R'000	R'000	R'000	R'000
ASSETS					
Non-current assets		**358 109**	354 717	**951 987**	805 027
Property, plant and equipment	9	**–**	–	**816 414**	751 371
Goodwill	10	**–**	–	**3 975**	–
Investments	11	**335 968**	329 356	**109 457**	28 295
Loan	12	**135**	415	**135**	415
Deferred taxation	17	**22 006**	24 946	**22 006**	24 946
Current assets		**3 157**	2 590	**486 268**	385 913
Inventories	13	**–**	–	**106 640**	94 735
Accounts receivable	14	**2 360**	2 002	**40 795**	26 719
Cash and cash equivalents		**797**	588	**338 833**	264 459
Total assets		**361 266**	357 307	**1 438 255**	1 190 940
EQUITY AND LIABILITIES					
Capital and reserves		**286 742**	271 854	**961 770**	814 806
Stated capital	15	**174 370**	166 384	**174 370**	166 384
Translation reserves		**–**	–	**(8 403)**	19 820
Revaluation reserves		**–**	–	**(21 817)**	(10 555)
Equity portion of debentures		**68 291**	68 291	**68 291**	68 291
Accumulated profits		**44 081**	37 179	**749 329**	570 866
Non-current liabilities		**62 183**	73 757	**261 133**	262 290
Long-term liabilities	16	**62 183**	73 757	**62 183**	79 893
Deferred taxation	17	**–**	–	**164 590**	150 436
Deferred liabilities	18	**–**	–	**34 360**	31 961
Current liabilities		**12 341**	11 696	**215 352**	113 844
Trade and other payables		**1 172**	1 744	**106 459**	83 822
Taxation		**–**	–	**97 724**	16 498
Short-term portion of long-term liabilities	16	**11 169**	9 952	**11 169**	13 524
Total equity and liabilities		**361 266**	357 307	**1 438 255**	1 190 940

STATEMENTS OF CHANGES IN EQUITY

	Share capital R'000	Translation reserves R'000	Revaluation reserves R'000	Equity portion of debentures R'000	Accumulated profits R'000	Total R'000
GROUP						
Balance at 31 March 2001	159 147	16 924	–	–	405 777	581 848
Net profit attributable to ordinary shareholders					176 015	176 015
Dividends paid					(36 039)	(36 039)
Translation differences on foreign subsidiaries		2 896				2 896
Issue of compulsory convertible debentures				68 291		68 291
Deferred taxation asset raised on compulsory convertible debentures					25 113	25 113
Fair value adjustment on available-for-sale financial assets			(10 555)			(10 555)
Issue of share capital	7 237					7 237
Balance at 31 March 2002	166 384	19 820	(10 555)	68 291	570 866	814 806
Net profit attributable to ordinary shareholders					225 045	225 045
Dividends paid					(46 582)	(46 582)
Translation differences on foreign subsidiaries		(28 223)				(28 223)
Fair value adjustment on available-for-sale financial assets			(11 262)			(11 262)
Issue of share capital	7 986					7 986
Balance at 31 March 2003	**174 370**	**(8 403)**	**(21 817)**	**68 291**	**749 329**	**961 770**
COMPANY						
Balance at 31 March 2001	159 147	–	–	–	11 669	170 816
Net profit attributable to ordinary shareholders					36 436	36 436
Dividends paid					(36 039)	(36 039)
Issue of compulsory convertible debentures				68 291		68 291
Deferred taxation asset raised on compulsory convertible debentures					25 113	25 113
Issue of share capital	7 237					7 237
Balance at 31 March 2002	166 384	–	–	68 291	37 179	271 854
Net profit attributable to ordinary shareholders					53 484	53 484
Dividends paid					(46 582)	(46 582)
Issue of share capital	7 986					7 986
Balance at 31 March 2003	**174 370**	**–**	**–**	**68 291**	**44 081**	**286 742**

CASH FLOW STATEMENTS

for the year ended 31 March 2003

		COMPANY		CONSOLIDATED	
	Notes	**2003 R'000**	2002 R'000	**2003 R'000**	2002 R'000
Cash received from customers		**1 400**	2 564	**775 465**	767 740
Cash paid to suppliers and employees		**(2 273)**	3	**(339 743)**	(365 622)
Cash generated by activities	19	**(873)**	2 567	**435 722**	402 118
Investment income		**67 102**	36 041	**–**	–
Net interest received/(paid)		**(10 718)**	(907)	**8 567**	(12 747)
Taxation paid	20	**(17)**	(4)	**(31 321)**	(9 235)
Cash available from activities		**55 494**	37 697	**412 968**	380 136
Dividend paid		**(46 582)**	(36 039)	**(46 582)**	(36 039)
Cash generated from operations		**8 912**	1 658	**366 386**	344 097
Cash effects of investment activities		**280**	(257)	**(279 933)**	(205 829)
Proceeds from disposal of property, plant and equipment		**–**	–	**3 821**	13 995
Replacement of property, plant and equipment		**–**	–	**(15 208)**	(17 953)
Addition to property, plant and equipment	21	**–**	–	**(134 645)**	(200 270)
Subsidiaries acquired		**–**	(505)	**–**	–
Joint ventures acquired	22	**–**	–	**(9 798)**	–
Loan from associated company		**–**	–	**–**	2
Loan to Angolan joint ventures		**–**	–	**(121 880)**	–
Funding to Trans Hex Rehabilitation Trust Fund		**–**	–	**(2 503)**	(2 012)
Loan		**280**	248	**280**	248
Net proceeds from disposal of investment in listed company		**–**	–	**–**	161
Cash effects of financing activities		**(8 983)**	(1 032)	**(12 079)**	168 945
Cash received on issue of shares		**7 986**	7 237	**7 986**	7 237
Compulsory convertible debentures		**–**	152 000	**–**	152 000
Long-term liabilities		**(10 357)**	–	**(10 357)**	–
Instalment sale agreement		**–**	–	**(9 708)**	9 708
Loans to subsidiary companies		**(6 612)**	(160 269)	**–**	–
Net increase in cash and cash equivalents		**209**	369	**74 374**	307 213
Cash and cash equivalents at beginning of year		**588**	219	**264 459**	(42 754)
Cash and cash equivalents at end of year	23	**797**	588	**338 833**	264 459

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

	2003 R'000	2002 R'000
1. SALES REVENUE		
Sales revenue consisting of the net rand value of sales, after elimination of intergroup transactions and excluding investment income, amounts to:		
Diamonds – Mining	**940 059**	807 372
– Exploration	**12 220**	23 916
Charter fees	**19 941**	–
	972 220	831 288
2. STRIPPING, MINING AND HAULING		
Stripping, mining and hauling costs exclude depreciation and consist mainly of the following principal categories:		
Labour	**57 499**	52 429
Maintenance and materials	**96 515**	75 811
Other mining costs	**105 649**	121 747
	259 663	249 987
3. RECOVERY OPERATION		
Recovery operation costs exclude depreciation and consist mainly of the following principal categories:		
Labour	**43 390**	37 112
Maintenance and materials	**40 374**	27 862
Other mining costs	**28 004**	21 519
	111 768	86 493

	COMPANY		CONSOLIDATED	
	2003 R'000	2002 R'000	2003 R'000	2002 R'000
4. NET FINANCIAL INCOME/(EXPENSES)				
Net financial income/(expenses) consist mainly of the following principal categories:				
Dividend received	**46 582**	36 041	**–**	–
Interest received	**20 520**	–	**21 390**	1 917
Interest paid	**(10 718)**	(907)	**(12 823)**	(14 664)
Total interest paid	**(10 718)**	(907)	**(12 823)**	(20 258)
Less: Capitalised	**–**	–	**–**	(5 594)
Fair value gain/(loss) on forward contracts	**–**	–	**(34 913)**	11 400
Fair value gain on foreign exchange options	**–**	–	**7 428**	–
Rehabilitation provision – unwinding of discount	**–**	–	**(1 339)**	(3 142)
	56 384	35 134	**(20 257)**	(4 489)

	COMPANY		CONSOLIDATED	
	2003	2002	**2003**	2002
	R'000	R'000	**R'000**	R'000
5. PROFIT BEFORE TAXATION				
The following items have been charged in arriving at profit before taxation:				
Income				
Income from subsidiary companies:				
Administration fees	**1 400**	1 100	**–**	–
Expenses				
Auditors' remuneration:				
Audit	**29**	29	**897**	888
Other services	**–**	–	**278**	74
Loss on sale of fixed assets	**–**	–	**4 554**	1 304
Loss on deregistration of subsidiary	**–**	2	**–**	–
Total staff costs	**–**	–	**141 848**	122 028
Company contributions to retirement benefits	**–**	–	**13 076**	12 412
Other	**–**	–	**128 772**	109 616

6. DIRECTORS' REMUNERATION

The directors' remuneration for the year ended 31 March 2003 were as follows:

	2003 R'000			2002 R'000		
	Executive	**Non-executive**	**Total**	Executive	Non-executive	Total
Salaries and fees	**2 265**	**366**	**2 631**	1 360	852	2 212
Retirement contributions	**557**	**–**	**557**	334	–	334
Performance bonus	**1 654**	**–**	**1 654**	–	–	–
Compensation for loss of office	**–**	**–**	**–**	753	–	753
Other benefits	**1 036**	**1 393**	**2 429**	3 193	877	4 070
	5 512	**1 759**	**7 271**	5 640	1 729	7 369
Paid by:						
Company			**246**			242
Subsidiaries			**5 632**			3 640
			5 878			3 882
Gain on exercise of share incentives			**1 393**			3 487
			7 271			7 369

	Salaries and fees R'000	Retirement contributions R'000	Performance bonus R'000	Gain on exercise of share incentives R'000	Other benefits R'000	2003 R'000	2002 R'000
6. DIRECTORS' REMUNERATION *(continued)*							
Executives							
C Gardner *	824	202	1 654	–	294	**2 974**	703
PD Danchin **	–	–	–	–	–	**–**	3 815
AM Krige ****	414	103	–	–	286	**803**	–
AC Louw	517	129	–	–	252	**898**	832
MS Loubser ***	510	123	–	–	204	**837**	290
Subtotal	2 265	557	1 654	–	1 036	**5 512**	5 640
Non-executives							
TMG Sexwale	42	–	–	–	–	**42**	23
BR van Rooyen	130	–	–	–	–	**130**	118
E de la H Hertzog	37	–	–	–	–	**37**	21
AR Martin	41	–	–	–	–	**41**	27
WE Bührmann	41	–	–	–	–	**41**	23
DM Hoogenhout	35	–	–	1 393	–	**1 428**	1 471
YPJ Mercier *****	7	–	–	–	–	**7**	23
MJ Willcox	33	–	–	–	–	**33**	23
Subtotal	366	–	–	1 393	–	**1 759**	1 729
Total	2 631	557	1 654	1 393	1 036	**7 271**	7 369

* *Since 1 September 2001*

** *Up to 29 September 2001*

*** *Since 23 November 2001*

**** *Since 27 May 2002*

***** *Up to 31 May 2002*

Calvyn Gardner, Altie Krige, André Louw and Magda Loubser are the only directors whose service contracts contain predetermined compensation for termination of service. This exceeds one year's salary and benefits and is a condition to retain their expertise.

REMUNERATION PHILOSOPHY

The remuneration committee establishes executive remuneration. The committee adopted a philosophy of remuneration for executives based on clearly defined individual goals, designed in such a manner as to complement each other to ensure corporate goals and shareholders' expectations are met. The practice of paying an annual bonus to the equivalent of one month's basic salary to executives had therefore been discontinued during the past financial year.

	COMPANY		CONSOLIDATED	
	2003	2002	**2003**	2002
	R'000	R'000	**R'000**	R'000
7. TAXATION				
7.1 Taxation per income statement				
Foreign taxation	**–**	–	**2**	343
RSA taxation				
Current	**17**	4	**106 727**	30 153
Current year	**17**	4	**110 744**	29 962
Under/(over)provision prior years	**–**	–	**(4 017)**	191
Secondary taxation on companies				
Current year	**–**	–	**5 823**	4 505
Deferred	**2 940**	167	**(6 072)**	35 008
Current year	**2 940**	167	**(10 787)**	35 008
Underprovision prior year	**–**	–	**4 715**	–
	2 957	171	**106 480**	70 009
Portion attributable to exchange rate differences on intergroup transactions	**–**	–	**–**	2 898
	2 957	171	**106 480**	72 907

Taxation losses and unredeemed capital of certain subsidiaries at the end of the financial year available for utilisation against future taxable income of those companies are estimated at R64,1 million (2002: R111,7 million).

	2003	2002
	%	%
7.2 Reconciliation of effective tax rate with standard rate		
Tax for the current year as a percentage of profit before taxation	**32,1**	29,3
Increase/(decrease) in rate as a result of:		
Permanent differences	**(0,4)**	(2,7)
Secondary taxation on companies	**(1,8)**	(1,8)
Exchange rate differences	**–**	1,2
Underprovision prior years	**(0,2)**	(0,1)
Losses utilised	**0,3**	4,1
Standard rate	**30,0**	30,0

	2003	2002
8. EARNINGS PER SHARE		
Basic earnings per share		
Attributable income to shareholders (R'000)	**225 045**	176 015
Weighted average number of ordinary shares in issue (thousands)	**84 962**	83 200
Basic earnings per share (cents)	**264,9**	211,6
Diluted earnings per share		
Attributable income to shareholders (R'000)	**225 045**	176 015
Adjusted for compulsory convertible debentures' interest (R'000)	**10 443**	802
Adjusted income for diluted earnings per share (R'000)	**235 488**	176 817
Weighted average number of ordinary shares in issue (thousands)	**84 962**	83 200
Adjusted for share options (thousands)	**2 905**	2 878
Compulsory convertible debentures (thousands)	**16 000**	1 184
Weighted average number of ordinary shares for diluted earnings per share (thousands)	**103 867**	87 262
Diluted earnings per share (cents)	**226,7**	202,6
Headline earnings per share	**R'000**	**R'000**
Attributable income to shareholders	**225 045**	176 015
Loss on sale of assets	**4 554**	1 304
Exceptional items	**–**	(620)
Headline earnings	**229 599**	176 699
Headline earnings per share (cents)	**270,2**	212,4

9. PROPERTY, PLANT AND EQUIPMENT

	Cost R'000	Accumulated depreciation R'000	Net value R'000
2003			
Land and buildings	**80 668**	**27 747**	**52 921**
Mining rights	**161 108**	**59 210**	**101 898**
Mine development costs	**99 073**	**72 617**	**26 456**
Mining plant and equipment	**957 733**	**322 594**	**635 139**
	1 298 582	**482 168**	**816 414**
2002			
Land and buildings	75 137	21 684	53 453
Mining rights	116 117	47 101	69 016
Mine development costs	99 073	70 082	28 991
Mining plant and equipment	838 975	239 064	599 911
	1 129 302	377 931	751 371

	Transfer between classes R'000	Additions R'000	Disposals R'000	Exchange rate differences R'000	Depre-ciation R'000	Movement for the year R'000
9. PROPERTY, PLANT AND EQUIPMENT *(continued)*						
Reconciliation of net value at the beginning and end of the year						
2003						
Land and buildings	3 785	3 886	(801)	(160)	(7 242)	(532)
Mining rights	–	40 959	–	–	(8 077)	32 882
Mine development costs	–	–	–	–	(2 535)	(2 535)
Mining plant and equipment	(3 785)	145 967	(7 574)	(962)	(98 418)	35 228
	–	190 812	(8 375)	(1 122)	(116 272)	65 043
2002	–	218 223	(13 995)	(192)	(129 111)	74 925

Fixed buildings and water supply equipment erected on leasehold mining property with a book value of R10 454 000 (2002: R10 167 000) will, on termination of the mining rights, become the property of the respective transitional council without payment of compensation.

The registers containing details of land and buildings are available for inspection by members or their authorised representatives at the registered offices of the companies owning the relevant properties.

	2003 R'000	2002 R'000
10. GOODWILL		
Acquired during the year, at cost	3 975	–
11. INVESTMENTS (refer to Annexure A)		
11.1 Company		
Unlisted subsidiary companies:		
Shares at book value	4 280	4 280
Advances and loans	331 688	325 076
	335 968	329 356
11.2 Consolidated		
Long-term investments		
Associated companies:		
Shares at book value	–	–
Equity adjustment	188	176
	188	176
Loans at book value	(4)	(4)
	184	172
Directors' valuation of unlisted investments (including loans)	184	172

	2003 R'000	2002 R'000
11. INVESTMENTS (refer to Annexure A) *(continued)*		
11.2 Consolidated *(continued)*		
Listed investments at fair value		
Shares		
Diamond Fields International Ltd (7,4%)	**7 188**	18 450
Vaaldiam Resources Ltd (1,4%)	**–**	43
	7 188	18 493
Market value	**7 188**	18 506
Cash and cash equivalents		
Trans Hex Rehabilitation Trust Fund	**12 958**	9 630
Market value	**12 958**	9 630
Loan to Angolan joint ventures	**89 127**	–
Total long-term investments	**109 457**	28 295
12. LOAN		
Loan to Trans Hex Group Trust to finance the share purchase scheme for senior employees	**135**	415
13. INVENTORIES		
Diamonds	**86 823**	81 096
Consumables	**19 817**	13 639
	106 640	94 735

14. ACCOUNTS RECEIVABLE

The South African Revenue Services issued tax assessments for the amount of R1 223 000 (2002: R929 000) against the company. These additional assessments were raised on the non-allowance of certain expenditure, which is disputed by the company. This amount has been paid and is included in accounts receivable. An appeal has been lodged on the strength of expert opinion.

	2003 R'000	2002 R'000
15. STATED CAPITAL		
Authorised		
300 000 000 ordinary shares of no par value		
Issued		
85 579 891 ordinary shares of no par value (2002: 84 001 575 ordinary shares of no par value)	**174 370**	166 384

The unissued shares were placed under the control of the board of directors until the forthcoming annual general meeting.

	2003	2002
15. STATED CAPITAL *(continued)*		
Share purchase scheme		
Balance of number of shares taken up on 1 April	**27 200**	49 000
Employees	**24 560**	37 560
Directors	**2 640**	11 440
– MS Loubser	**2 640**	3 200
– PD Danchin	**–**	8 240
Number of shares released during the year	**(18 800)**	(21 800)
Employees	**(15 280)**	(18 520)
Directors	**(3 520)**	(3 280)
– AM Krige	**(2 560)**	–
– MS Loubser	**(960)**	(560)
– PD Danchin	**–**	(2 720)
Balance of number of shares taken up on 31 March	**8 400**	27 200
Employees	**5 760**	24 560
Directors	**2 640**	2 640
– AM Krige	**960**	–
– MS Loubser	**1 680**	2 640
Indebtedness by employees in terms of the scheme (R'000)	**58**	142
Employees	**39**	126
Directors	**19**	16
– AM Krige	**7**	–
– MS Loubser	**12**	16

At 31 March 2003 there were no invitations not taken up. In terms of the Trust Deed, the number of shares subject to the scheme is limited to 5% of the number of issued shares.

15. STATED CAPITAL *(continued)*

Share option scheme

During the year, share options were granted to eligible directors and employees. Outstanding options at 31 March were as follows:

2003	Number of options at beginning of year	Number of options issued during the year	Issue date	Issue price (c)	Expiry date	Number of options delivered during the year	Number of options outstanding
DM Hoogenhout	226 600	–				113 334	113 266
C Gardner	588 200	–				–	588 200
AM Krige	212 867	–				–	212 867
AC Louw	451 000	–				–	451 000
MS Loubser	273 700	–				–	273 700
Other employees	4 561 065	448 900				1 546 774	3 463 191
		64 900	25 Jan 2002	1 328	25 Jan 2007		
		111 100	16 Apr 2002	1 653	16 Apr 2007		
		135 900	8 Nov 2002	1 798	8 Nov 2007		
		137 000	22 Feb 2003	1 964	22 Feb 2008		
Total	**6 313 432**	**448 900**				**1 660 108**	**5 102 224**
2002							
DM Hoogenhout	226 600	–				–	226 600
C Gardner	–	588 200	26 Sep 2001	920	26 Sep 2006	–	588 200
AC Louw	451 000	–				–	451 000
MS Loubser	267 600	6 100	3 Nov 2001	1 082	3 Nov 2006	–	273 700
Other employees	3 528 832	1 245 100				–	4 773 932
		602 800	11 Apr 2001	1 108	11 Apr 2006		
		233 200	11 Aug 2001	1 176	11 Aug 2006		
		357 200	26 Sep 2001	920	26 Sep 2006		
		51 900	3 Nov 2001	1 082	3 Nov 2006		
Total	4 474 032	1 839 400				–	6 313 432

	2003 R'000	2002 R'000
16. LONG-TERM LIABILITIES		
Compulsory convertible debentures	**62 183**	73 352
Total proceeds on issue	**–**	152 000
Less: Equity portion	**–**	68 291
Total outstanding liability	**73 352**	83 709
Less: Short-term portion	**11 169**	10 357

The group issued 16 million unsecured 13,5% participating compulsory convertible debentures on 5 March 2002. Interest is payable biannually in arrears. Each debenture will be compulsory converted into one Trans Hex share on the sixth anniversary date of its issue, provided that the debenture holder shall be entitled to require that all or any of the debentures be converted to Trans Hex shares, in the same ratio, at an earlier date.

	2003 R'000	2002 R'000
Instalment sale agreement	**–**	6 541
Total outstanding liability	**–**	9 708
Less: Short-term portion	**–**	3 167
Total long-term liabilities	**62 183**	79 893
17. DEFERRED TAXATION		
17.1 Deferred taxation liability		
At beginning of year	**150 436**	115 595
Charged to income statement	**(9 012)**	34 841
Adjustment to mining rights	**32 992**	–
Translation differences on foreign subsidiaries	**(9 826)**	–
At end of year	**164 590**	150 436
Comprised of:		
Capital allowances	**151 732**	160 024
Deferred liabilities	**(10 308)**	(9 588)
Mining rights	**32 992**	–
Foreign subsidiaries	**(9 826)**	–
	164 590	150 436
17.2 Deferred taxation asset		
At beginning of year	**24 946**	–
Liability component of compulsory convertible debentures	**–**	25 113
Charged to income statement	**(2 940)**	(167)
At end of year	**22 006**	24 946

	COMPANY		CONSOLIDATED	
	2003	2002	**2003**	2002
	R'000	R'000	**R'000**	R'000
18. DEFERRED LIABILITIES				
Provision for post-retirement medical benefits				
At beginning of year			**10 140**	6 087
Increase in provision charged to income statement			**1 060**	4 053
At end of year			**11 200**	10 140
Provision for rehabilitation liabilities				
At beginning of year			**21 821**	18 679
Rehabilitation provision – unwinding of discount			**1 339**	3 142
At end of year			**23 160**	21 821
Total deferred liabilities			**34 360**	31 961

	COMPANY		CONSOLIDATED	
	2003	2002	**2003**	2002
19. RECONCILIATION OF NET INCOME BEFORE TAXATION WITH CASH GENERATED FROM OPERATIONS				
Profit before taxation	**56 441**	36 607	**331 520**	248 920
Adjusted for:				
Depreciation	**–**	–	**116 272**	129 111
Loss on sale of assets and investments	**–**	2	**4 554**	1 304
Increase in post-retirement medical benefit	**–**	–	**1 060**	4 053
Increase in rehabilitation liabilities	**–**	–	**1 339**	3 142
Income from Trans Hex Rehabilitation Trust Fund	**–**	–	**(825)**	(675)
Investment income	**(46 582)**	(36 041)	**–**	–
Share of results of associated company	**–**	–	**(12)**	(6)
Net interest paid/(received)	**(9 802)**	907	**(8 567)**	12 747
Operating income before movements in working capital	**57**	1 475	**445 341**	398 596
Movement in working capital	**(930)**	1 092	**(9 619)**	3 522
Inventory	**–**	–	**(11 905)**	(22 722)
Accounts receivable	**(358)**	(189)	**(13 985)**	9 940
Accounts payable	**(572)**	1 281	**16 271**	16 304
Cash generated from operations	**(873)**	2 567	**435 722**	402 118
20. RECONCILIATION OF TAXATION PAID WITH AMOUNT DISCLOSED IN THE INCOME STATEMENT				
Amount unpaid at beginning of year	**–**	–	**16 498**	(9 266)
Amount per income statement	**17**	4	**112 547**	34 999
Amount unpaid at end of year	**–**	–	**(97 724)**	(16 498)
Amount paid	**17**	4	**31 321**	9 235

	2003 R'000	2002 R'000
21. ADDITION TO PROPERTY, PLANT AND EQUIPMENT		
Additions to earthmoving equipment	**64 655**	41 254
Plant extensions	**56 002**	141 529
Housing and personnel benefits	**2 270**	5 186
Operational buildings	**3 149**	726
Computer hardware and software	**339**	1 136
Transport vehicles	**4 272**	2 960
Other	**3 958**	7 479
	134 645	200 270
22. JOINT VENTURES ACQUIRED		
Mining rights	**7 967**	–
Goodwill	**3 975**	–
Accounts receivable	**91**	–
Accounts payable	**(2 235)**	–
Net cash flow	**9 798**	–

23. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand and bank balances. The amounts in the cash flow statement correspond with those in the balance sheet.

	2003 %	2002 %
24. JOINT VENTURES		
The group holds the following interest in joint ventures (South Africa, unless stated otherwise):		
Diamond Fields International Ltd (Namibia)	–	40
Fucauma Association (Angola)	32	–
Luarica Association (Angola)	35	–
Mineracao Barra Grande Ltda (Brazil)	56	41
Mvelaphanda Trade Solutions (Pty) Ltd	50	–
Northbank Diamonds Ltd (Namibia)	50	37
Pioneer Minerals (Pty) Ltd	50	–
Trans Hex Gariep Venture	50	50

These investments are accounted for using the proportionate consolidation method. The following amounts represent the group's effective interest in the assets, liabilities, sales and results of the joint ventures:

	2003 R'000	2002 R'000
Property, plant and equipment	51 303	955
Current assets	1 232	3 000
	52 535	3 955
Long-term borrowings	8 854	13 179
Current liabilities	4 108	2 696
	12 962	15 875
Net assets	39 573	(11 920)
Sales	20 418	6 285
Profit/(loss) before taxation	9 845	(2 512)
Taxation	(1 624)	(1 577)
Profit/(loss) after taxation	8 221	(4 089)

25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments consist of investments and loans, cash resources, accounts receivable, accounts payable and long-term liabilities resulting from normal business transactions. Except for the total exposure represented by the respective balance sheet items, no other exceptional concentration of risk exists. Funds are only invested at banks with acceptable credit ratings.

Forward exchange contracts and forward exchange option contracts

From time to time the group enters into forward exchange contracts and forward exchange option contracts to preserve and enhance its revenue streams and to limit its exposure for capital purchases and other expenditure denominated in foreign currencies.

Interest rate risk

The group's exposure to interest rate fluctuations is reflected in Note 16.

25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT *(continued)*

Fair values

The carrying amounts of financial assets and liabilities as described in the group accounting policies approximate fair values. The net fair values of derivative financial instruments at the balance sheet date were:

	2003 R'000	2002 R'000
Forward exchange options (assets)	**7 428**	–

Four currency option transactions of $5 million each were entered into for periods of between seven days and five months after year-end at guaranteed minimum strike rates of between R8,4360 and R8,5375.

26. RELATED PARTY TRANSACTIONS

Controlling entities

The company's major shareholder is Tegniese Mynbeleggings Bpk (a wholly-owned subsidiary of Remgro Ltd), which holds 41% (2002: 43%) of the company's shares. Mvelaphanda Resources Ltd owns 4% and including the compulsory convertible debentures, effectively owns 19,4% in the company. The following transactions were carried out with controlling entities:

	2003 R'000	2002 R'000
Management fee paid to Remgro Finance and Services Ltd (a fellow subsidiary of the company's major shareholder)	**1 536**	1 416
Management fee paid to Mvelaphanda Resources Ltd	**600**	600
	2 136	2 016

The management services were carried out on commercial terms and conditions.

The company issued compulsory convertible debentures to Mvelaphanda Resources Ltd, as disclosed in Note 16.

Related parties

Angolan joint ventures

The company owns a 35% interest in the Luarica Association and a 32% interest in the Fucauma Association through Trans Hex Angola Ltda ("THA"), a wholly-owned subsidiary of the group.

The company also owns a 50% interest in Mvelaphanda Trade Solutions (Pty) Ltd ("MTS"), a South African incorporated company. MTS is utilised as the logistics vehicle for exports to the Angolan projects and to THA.

During the year MTS sold capital assets and consumables to the Luarica Association to the value of R67 656 000 and to THA to the value of R19 820 000. These transactions were carried out on commercial terms and conditions. At year-end the amount owed to MTS is R1 228 000.

In terms of the Luarica and Fucauma joint venture contracts, the group is obligated to provide the investment capital on loan account. At year-end the Luarica and Fucauma loan accounts to the company were R132 613 000 and R4 304 000 respectively and is currently interest-free.

26. RELATED PARTY TRANSACTIONS *(continued)*

Other joint ventures

Other related entities are as set out in Note 24.

Directors and directors-related entities

No transactions other than directors' emoluments disclosed in Note 6 were entered into during the year.

Share option transactions with directors and their directors-related entities

The aggregate number of share options held by directors of the company and their directors-related entities during the year is disclosed in Note 15. All issues were made on terms and conditions no more favourable than those offered to other option holders.

27. SEGMENT INFORMATION

Primary reporting format – business segments

	Land R'000	Marine R'000	Unallocated R'000	Total R'000
2003				
Revenue	**868 734**	**103 486**	**–**	**972 220**
Mining income	**395 411**	**5 609**	**–**	**401 020**
Assets	**1 226 109**	**191 496**	**20 650**	**1 438 255**
Cash and cash equivalents	**–**	**–**	**338 833**	**338 833**
Liabilities	**367 243**	**29 598**	**79 644**	**476 485**
Capital expenditure	**146 028**	**2 038**	**1 787**	**149 853**
Depreciation	**97 231**	**15 946**	**3 095**	**116 272**
2002				
Revenue	746 829	84 459	–	831 288
Mining income	302 383	13 618	–	316 001
Assets	970 729	194 354	25 857	1 190 940
Cash and cash equivalents	–	–	264 459	264 459
Liabilities	265 789	24 701	85 644	376 134
Capital expenditure	148 606	68 357	1 260	218 223
Depreciation	108 949	15 133	5 029	129 111

Secondary reporting format – geographical segments

	Southern Africa (including Namibia) R'000	Rest of Africa (including Angola) R'000	Total R'000
2003			
Revenue	**972 220**	**–**	**972 220**
Assets	**1 267 730**	**170 525**	**1 438 255**
Capital expenditure	**81 801**	**68 052**	**149 853**

The investment in Angola started during the current financial year. No geographical segment information is therefore shown for 2002.

28. GUARANTEES

The company guarantees:

- Staff housing loans amounting to R116 800 (2002: R112 500)
- Certain bank overdrafts and other loan facilities
- Supply and delivery contracts of certain subsidiary companies

	2003 R'000	2002 R'000
29. CAPITAL COMMITMENTS		
Incomplete contracts for capital expenditure	**66 267**	3 936
Capital expenditure authorised but not yet contracted for	**21 576**	22 674
	87 843	26 610

These commitments of the group will be financed from its own resources or borrowed funds.

30. BORROWING POWERS

In terms of the articles of association, the group has unlimited borrowing powers.

ANNEXURE A – INVESTMENTS

Name of company Incorporated in South Africa (unless stated otherwise)	Issued share capital		Effective interest		Held by the company Shares		Loan	
	2003 R	2002 R	2003 %	2002 %	2003 R'000	2002 R'000	2003 R'000	2002 R'000
Company								
Buffelsbank Diamante Bpk	**50**	50	**100**	100	**1 481**	1 481	**179 688**	173 076
Trans Hex Bemarking Bpk	**100**	100	**100**	100	**–**	–	**–**	–
Trans Hex Finansiering Bpk	**10**	10	**100**	100	**2 294**	2 294	**–**	–
Trans Hex Diamante Bpk	**4 000**	4 000	**100**	100	**505**	505	**–**	–
Trans Hex Dienste Bpk	**200**	200	**100**	100	**–**	-	**–**	–
Trans Hex Operations (Pty) Ltd	**–**	–	**–**	–	**–**	-	**152 000**	152 000
					4 280	4 280	**331 688**	325 076
Group								
Bellsbank Mining Number One (Pty) Ltd	**–**	4 000	**–**	100				
Benguela Concessions (Namibia) (Pty) Ltd – Namibia (N$)	**100**	100	**100**	100				
Benguela Concessions Ltd	**107 504 931**	107 504 931	**100**	100				
Benguela Exploration Company (Pty) Ltd	**500**	500	**49**	49				
Benguela Nominees (Pty) Ltd	**4**	4	**100**	100				
Bitterfontein Granite Works (Pty) Ltd	**200 000**	200 000	**100**	100				
Broadacres Diamonds (Pty) Ltd	**–**	52	**–**	100				
Daisey Street Investments No 27 (Pty) Ltd	**2**	2	**100**	100				
De Bruyn's Bellsbank Mine (Pty) Ltd	**40 000**	40 000	**100**	100				
De Punt Plase (Edms) Bpk	**50 000**	50 000	**100**	100				
De Punt Plase Diamant Maatskappy (Edms) Bpk	**–**	100	**–**	100				
Diamond Fields International Ltd – Canada (C$) (listed)	**51 588 000**	51 588 000	**7**	7				
Dokolwayo Diamond Mines (Pty) Ltd – Swaziland (E)	**15 008**	15 008	**50**	50				
Gem Diamond Mining Corporation Ltd	**94 444 138**	94 444 138	**100**	100				
Hoanib Diamonds (Pty) Ltd – Namibia (N$)	**1 000**	1 000	**90**	66				
K P Delwery (Edms) Bpk	**100**	100	**100**	100				
Laritza Investments No 13 (Pty) Ltd	**–**	100	**–**	100				
Luderitz Ocean Diamonds (Pty) Ltd – Namibia (N$)	**1**	1	**100**	100				
Marine West (Pty) Ltd	**1 355 000**	1 355 000	**100**	100				
Marine West Diamond Concession Holders (Pty) Ltd	**–**	1 562	**–**	100				
Mineracao Barra Grande Limitada – Brazil (R$)	**1 000**	1 000	**56**	41				
Moonstone Diamonds (Namibia) (Pty) Ltd – Namibia (N$)	**4 000**	4 000	**100**	100				
Moonstone Diamonds (South Africa) (Pty) Ltd	**7**	7	**100**	100				
Mvelaphanda Exploration (Pty) Ltd	**12**	12	**100**	100				
Mvelaphanda Trade Solutions (Pty) Ltd	**100**	–	**50**	-				
Namex (Edms) Bpk	**120 900**	120 900	**100**	100				
Newdico (Pty) Ltd – Botswana (Pula)	**100**	100	**25**	73				
North Bay Mining (Pty) Ltd	**1 000**	1 000	**100**	100				
Northbank Diamonds Ltd – Namibia (N$)	**8**	8	**50**	37				
Northern Cape Diamond Mining and Exploration (Pty) Ltd	**–**	100	**–**	100				
Ocean Diamond Mining 14C (Pty) Ltd	**100**	100	**49**	49				
Ocean Diamond Mining 6C (Pty) Ltd	**100**	100	**49**	49				
Oranje-Kunene Diamante Bpk	**57**	57	**100**	100				

Name of company Incorporated in South Africa (unless stated otherwise)	Issued share capital		Effective interest	
	2003	2002	**2003**	2002
	R	R	**%**	%
Pioneer Minerals (Pty) Ltd	**148 640**	–	**50**	–
Samada Diamonds (Pty) Ltd	**–**	120	**–**	100
Samada Diamonds 1987 (Pty) Ltd	**–**	37 800	**–**	100
See-Diamantkonsessie 2B (Edms) Bpk	**200**	200	**49**	49
Six Fourteen Sea Mines (Pty) Ltd	**–**	1	**–**	100
Strandfontein Minerale (Edms) Bpk	**–**	40 000	**–**	100
Strykloof Diamante (Edms) Bpk	**100**	100	**100**	100
Strykpunt Beleggings Bpk	**257 504**	257 504	**100**	100
Thirteen Sea Concession (Pty) Ltd	**1 000**	1 000	**100**	100
Trans Hex Angola Ltda – Angola (Kwanza)	**50 000**	–	**100**	–
Trans Hex (Bermuda) Ltd – Bermuda (US$)	**–**	12 000	**–**	73
Trans Hex (Swaziland) (Pty) Ltd – Swaziland (E)	**3**	3	**100**	100
Trans Hex (Zimbabwe) Ltd – Zimbabwe (Z$)	**30 000**	30 000	**100**	73
Trans Hex België N V – Belgium (BF)	**1 250 000**	1 250 000	**100**	100
Trans Hex Brasil Limitada – Brazil (R$)	**3 568 601**	3 568 601	**100**	73
Trans Hex International Ltd. – Canada (C$) (listed)	**–**	32 171 895	**–**	73
Trans Hex Minerale Bpk	**4 000**	4 000	**100**	100
Trans Hex Mynbou Bpk	**500 000**	500 000	**100**	100
Trans Hex Namibia (Pty) Ltd – Namibia (N$)	**5**	5	**100**	73
Trans Hex Ondernemings Bpk	**100**	100	**100**	100
Trans Hex Operations (Pty) Ltd	**12 768**	12 768	**100**	100
Trans Hex Shelf Nr 1 Ltd	**927 500**	927 500	**100**	100
Trans Hex Shelf Nr 2 Ltd	**–**	200 000	**–**	100
Trans Hex Shelf Nr 3 Ltd	**93 912**	93 912	**100**	100
Trans Tropic Trading Incorporated – British Virgin Islands (US$)	**250 000**	250 000	**100**	100

All the companies are unlisted unless stated otherwise.

SHAREHOLDERS' INFORMATION

Trans Hex's ordinary shares are quoted on the JSE Securities Exchange South Africa (JSE) and the Namibian Stock Exchange (NSX). Share trading codes are TSX for the JSE and THX for the NSX.

SHARE TRADING

Monthly highs and lows for 2002/2003 (cents)



3 000
2 500
2 000
1 500
1 000
500
0
1 800
1 500
2 000
1 610
1 950
1 810
1 950
1 850
2 250
1 780
2 600
2 000
2 525
2 300
2 450
2 080
2 215
1 950
2 100
1 970
2 201
2 010
2 200
1 700
April 02
May 02
Jun 02
Jul 02
Aug 02
Sept 02
Oct 02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03
Monthly high
Monthly low

Monthly volumes traded on the JSE for 2002/2003



7 000 000
6 000 000
5 000 000
4 000 000
3 000 000
2 000 000
1 000 000
0
4 746 698
6 311 503
1 057 853
1 243 026
1 198 403
1 147 495
1 739 218
1 128 461
797 517
556 135
1 956 289
1 170 267
April 02
May 02
Jun 02
Jul 02
Aug 02
Sept 02
Oct 02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03

GENERAL STATISTICS AND RATIOS FOR 2002/2003

	2003 R'000	2002 R'000
Total number of shares in issue at year end	**85 579 891**	84 001 575
Weighted average number of shares in issue	**84 962 000**	83 199 817
Total shares traded	**23 052 865**	11 315 559
Volume traded as a percentage of shares in issue	**26,9%**	13,58%
Closing price as at 31 March 2003 (cents)	**1 700**	1 500
Volume weighted average annual price per share (cents)	**1 956**	1 325
Price earnings ratio as at 31 March 2003	**6,26**	9,29
Earnings yield as at 31 March 2003	**15,95**	11,30
Dividend yield as at 31 March 2003	**3,24**	3,31
Market cap (Rm)	**1 455**	1 260
Headline earnings per share (cents)	**270,2**	212,4
Interim dividend (cents)	**18,0**	15,5
Final dividend (cents)	**48,0**	37,0
Headline return on average shareholders' equity (%)	**25,8**	25,3
Net asset value per share (cents)	**1 124**	970

SHAREHOLDER SPREAD AS AT 31 MARCH 2003

Category	Number of shareholders	Number of shares	% of issued shares
Holding company			
(Tegniese Mynbeleggings Bpk)	1	35 215 000	41,15
STRATE, various CSDP and individuals	2 795	5 460 566	6,38
Nominee companies	36	81 543	0,10
Companies, corporate bodies and pension funds	493	40 933 501	47,83
Investment trusts (not held via nominee company)	357	3 889,281	4,54
	3 682	85 579 891	100

SHAREHOLDING ANALYSIS AS AT 31 MARCH 2003

Holdings	Number of shareholders	%	Number of shares	% of issued shares
1 – 5 000	3 224	87,56	2 789 113	3,26
5 001 – 10 000	166	4,51	1 256 960	1,47
10 001 – 100 000	227	6,17	6 941 976	8,11
100 001 – 500 000	44	1,19	9 929 268	11,60
500 001 – 1 000 000	14	0,38	10 347 672	12,09
Over 1 000 000	7	0,19	54 314 902	63,47
Total	3 682	100	85 579 891	100

SHAREHOLDERS' INFORMATION *(continued)*

NON-PUBLIC/PUBLIC SHAREHOLDERS

Pursuant to the JSE Listings Requirements and to the best knowledge of the directors, after reasonable enquiry, the spread of shareholders at 31 March 2003, appears below:


Tegniese Mynbeleggings Bpk
41,15%
Directors and their associates (1,4%), share trust (0,09%)
1,49%
Public shareholders
57,36%

MAJOR SHAREHOLDERS AS AT 31 MARCH 2003

According to information available to the directors, shareholders beneficially holding (either directly or via nominee companies) in excess of 5% of the issued share capital, were as follows:

Shareholder	Number of shares held	Percentage
Tegniese Mynbeleggings Bpk	35 215 000	41,15
RMB Asset Management	8 942 721	10,45
Liberty Group (held on behalf of third party funds)	5 864 640	6,85

TRANS HEX SHARE PRICE VERSUS ALL SHARE INDEX (ALSI40)


2 600
2 500
2 400
2 300
2 200
2 100
2 000
1 900
1 800
1 700
1 600
1 500
1 400
11 500
11 000
10 500
10 000
9 500
9 000
8 500
8 000
7 500
7 000
Apr 02
May 02
Jun 02
Jul 02
Aug 02
Sep 02
Oct 02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03
Trans Hex
All Share Index

FORM OF PROXY

For completion by shareholders who have not dematerialised their shares or who have dematerialised their shares but with own name registration.


THG

TRANS HEX

TRANS HEX GROUP LIMITED

("Trans Hex")

For use by shareholders, who have not dematerialised their shares or who have dematerialised their shares but with own name registration ("entitled shareholders"), at the general meeting to be held at 16:30 on Friday, 15 August 2003, at 405 Voortrekker Road, Parow.

Shareholders who have dematerialised their shares must inform their CSDP or broker of their intention to attend the annual general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend or provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person.

FORM OF PROXY FOR THE TWENTY-THIRD ANNUAL GENERAL MEETING OF TRANS HEX GROUP LIMITED

I/We ______________________________ (name in block letters)

of ______________________________ (address)

being the holder(s) of ______________________________ ordinary shares

in the company, hereby appoint (see note 1):

1. ______________________________ *or failing him*

2. ______________________________ or failing him

3. the chairman of the company, or failing him, the chairman of the annual general meeting.

as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the company to be held at 405 Voortrekker Road, Parow on Friday, 15 August 2003, at 16:30, or at any adjournment thereof.

I/We desire to vote as follows (see note 2):

	For	Against	Abstain
Adoption of annual financial statements			
Approve directors' fees			
Election of directors			
Ordinary resolution number 1			
Ordinary resolution number 2			
Special resolution number 1			

Signed at ____________________ on ____________________ 2003

Signature ______________________________

Assisted by me (where applicable) ______________________________

Please see notes overleaf

NOTES TO THE FORM OF PROXY

1. An entitled shareholder may insert the name of a proxy or the name of two alternative proxies of the entitled shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. Entitled shareholders must insert an "X" in the relevant spaces according to how they wish their votes to be cast. However, if entitled shareholders wish to cast their votes in respect of a lesser number of shares than they own in Trans Hex they must insert the number of shares held in respect of which they wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all the entitled shareholder's votes exercisable at the general meeting. An entitled shareholder or his/her proxy is not obliged to use all the votes exercisable by the entitled shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the entitled shareholder or by his/her proxy.

3. Forms of proxy must be received by the transfer secretaries by no later than 16:30 on Wednesday 13 August 2002.

   In South Africa:
   Computershare Services Limited
   10th Floor
   70 Marshall Street
   Johannesburg
   PO Box 61051
   Marshalltown
   2107

   In Namibia:
   Transfer Secretaries (Proprietary) Limited
   Shop 11, Kaiserkrone Centre
   Post Mall Street
   Windhoek
   PO Box 2401
   Windhoek
   Namibia

4. Where there are joint holders of any shares, only that holder whose name appears first in the register in respect of such shares need sign this form of proxy.

5. The completion and lodging of this form of proxy will not preclude the relevant entitled shareholder from attending the general meeting and speaking and voting in person at the general meeting to the exclusion of any proxy appointed in terms of this form of proxy.

6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the chairman of the general meeting.

7. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

8. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries of Trans Hex.

9. The chairman of the general meeting may accept any form of proxy which is completed, other than in accordance with these notes, if the chairman is satisfied as to the manner in which the entitled shareholder wishes to vote.

IMPORTANT DATES FOR SHAREHOLDERS

Financial year-end	31 March 2003
Annual general meeting	15 August 2003
Financial reports:	
– Half-year interim report	November
– Announcement of annual results	May
– Annual financial statements	June
Interim dividend	
– Declared	November
– Paid	January
Final dividend	
– Declared	May
– Paid	July

CONVERSION OF SHARE CERTIFICATES INTO ELECTRONIC FORMAT (STRATE)

Trans Hex moved into the JSE's electronic settlement environment (STRATE) during October 2001. Shareholders who have not as yet submitted share certificates to their appointed custodian bank or qualifying stockbroker (Central Securities Depository Participant or CSDP) for dematerialisation, are urged to do so. They in turn will ensure the certificates are recorded electronically which will render the relevant share eligible for settlement in the STRATE environment. Should you require any further information, contact the company secretary or STRATE's Information Centre (contact details on page 66).

Shareholders or interested parties may contact the company secretary for general information concerning Trans Hex or visit our website at www.transhex.co.za.

Share transfers, dividend payments, change of address and similar queries should also be addressed to the company secretary or the company's transfer secretaries.

ADMINISTRATION

COMPANY SECRETARY

Trans Hex Group Limited

PO Box 723

Parow

Cape Town 7499

Telephone: +27 21 937 2011

Fax: +27 21 937 2100

info@transhex.co.za

TRANSFER SECRETARIES

South Africa

Computershare Services Limited

PO Box 61051

Marshalltown 2107

Telephone: +27 11 370 7700

Fax: 27 11 836 6145

Namibia

Transfer Secretaries (Pty) Limited

PO Box 2401

Windhoek

Telephone: +264 61 22 7647

Fax: +264 61 24 8531

APPOINTED SPONSOR

(as per JSE Listings Requirements)

Rand Merchant Bank Limited

PO Box 786273

Sandton 2146

Telephone: +27 11 282 5075

Fax: +27 21 11 282 8259

E-mail: sponsor@rmb.co.za

SPONSORING BROKER

Namibia

Irwin, Jacobs, Greene (Pty) Limited

11th Floor Sanlam Centre

Independence Avenue

PO Box 186

Windhoek

Namibia

Telephone: +264 61 238899

Fax: +264 61 238936

STRATE

Telephone: +27 11 520 7700

Info line: 0800004727

Fax: +27 11 520 8600

E-mail: ileaseg@jse.cp.za

Website: www.strate.co.za

NOTICE TO SHAREHOLDERS

Notice is hereby given that the twenty-third annual general meeting of shareholders of Trans Hex Group Limited will be held on Friday, 15 August 2003, at 16:30 at the company's registered office, 405 Voortrekker Road, Parow, for the following purposes:

1. To consider and adopt the annual financial statements for the year ended 31 March 2003.

2. To determine and approve directors' fees for the past financial year.

3. To elect the following retiring directors in accordance with the provisions of the company's articles of association and who, being eligible, offer themselves for re-election, namely Messrs TMG Sexwale, AM Krige, AC Louw and MJ Willcox. Their profiles and abridged curriculum vitae appear on page 6.

4. To consider and, if deemed fit, to pass, with or without modifications, the following ordinary and special resolutions:

Ordinary resolution number one

"Resolved that all the authorised but unissued ordinary shares in the capital of the company (other than the ordinary shares previously placed under the control of the directors of the company for the specific purpose of the company's share incentive scheme) be, and they are hereby placed, under the control of the directors of the company as a general authority to them to allot or issue the same at their discretion in terms of and subject to the provisions of sections 221 and 222 of the Companies Act and the Listings Requirements of the JSE Securities Exchange South Africa."

Ordinary resolution number two

"Resolved that, subject to:

- the passing of ordinary resolution number one above; and

- not less than 75% of those shareholders of the company present in person or by proxy and entitled to vote at the meeting at which this resolution is proposed, voting in favour of this resolution;

- the directors of the company are hereby authorised and empowered, by way of a general authority, to allot and issue for cash, without restriction, all or any of the authorised but unissued ordinary shares in the capital of the company placed under their control as they in their discretion may deem fit, subject to the provisions of the JSE Securities Exchange South Africa (JSE) Listings Requirements, namely:

  – that this authority shall not extend beyond 15 months from the date of this meeting or the date of the next annual general meeting, whichever is the earlier date;

  – that the issue shall be to public shareholders as defined in paragraph 4.26 of the JSE Listings Requirements and not to related parties;

  – that a paid press release, giving full details, including the impact on net asset value and earnings per share, be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of ordinary shares issued prior to the issue;

  – that issues in the aggregate in any financial year, not exceed 15% of the number of ordinary shares of the company's issued share capital, including instruments which are convertible into ordinary shares;

  – that, in determining the price at which an issue for shares will be made in terms of this authority, the maximum discount permitted be 10% of the weighted average traded price of the shares in question over the 30 business days prior to the date that the price of the issue is determined or agreed to by the company's directors."

Special resolution number one

"Resolved that the company's directors be hereby authorised, by way of general authority, to repurchase issued shares in the company, to purchase shares in the company's holding company, or to permit a subsidiary of the company to purchase shares in the company, as and when deemed appropriate, subject to the following limitations:

- that this authority shall not extend beyond 15 months from the date of this meeting or the date of the next annual general meeting, whichever is the earlier date;

- that any such repurchase be implemented on the open market of the JSE Securities Exchange South Africa ("JSE");

- that a paid press release giving such details as may be required in terms of the Listings Requirements of the JSE be published when the company or its subsidiaries have cumulatively repurchased 3% of the shares in issue as at the time that the general authority was granted;

- that the general repurchase may not in aggregate in any one financial year exceed 20% of the number of shares in the company's issued share capital at the time this authority is given provided that a subsidiary of the company may not hold more than 10% of the number of issued shares of the company as treasury stock;

- that, in determining the price at which shares be repurchased in terms of this authority, the maximum premium permitted be 10% above the weighted average of the market price of the shares as determined over the five business days preceding the date on which the transaction was agreed;

- that the sponsor to the company provides a letter on the adequacy of working capital in terms of section 2.14 of the JSE;

- that the sponsor to the company provides a letter on the adequacy of working capital in terms of section 2.14 of the JSE Listings Requirements prior to any repurchases being implemented on the open market of the JSE; and

- that such repurchase shall be subject to the Companies Act (Act 61 of 1973), as amended, ("the Companies Act") and the applicable provisions of the Listings Requirements of the JSE."

NOTICE TO SHAREHOLDERS *(continued)*

Having considered the effect of the maximum repurchase of 20% of the company's issued share capital in any one financial year, the directors are of the opinion that:

- the company and the group will, after payment for such maximum repurchase, be able to repay its debts in the ordinary course of business for a period of 12 months following the date of the general meeting;

- the company's and the group's consolidated assets, fairly valued according to generally accepted accounting practice and on a basis consistent with the last financial year of the company, will, after such payment, exceed its consolidated liabilities;

- the company's and the group's ordinary share capital and reserves will, after such payment, be sufficient to meet its needs for a period of 12 months following the date of the general meeting; and

- the company and the group will, after such payment, have sufficient working capital to meet its needs for a period of 12 months following the date of the general meeting.

The board has no immediate intention to use this authority to repurchase company shares. However, the board is of the opinion that this authority should be in place should it become appropriate to undertake a share repurchase in the future.

Reason for and effect of the special resolution

The reason for and the effect of the special resolution are to grant the company's directors a general authority, up to and including the date of the following annual general meeting of the company, to approve the company's purchase of shares in itself, or of shares in its holding company, or to permit a subsidiary of the company to purchase shares in the company.

5. Transact such other business as may be transacted at an annual general meeting.

Voting and attendance at the general meeting

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend, speak and to vote thereat in his stead. The proxy so appointed need not be a member of the company. Proxy forms should be forwarded to reach the registered office of the company or the transfer secretaries by 16:30 on Wednesday, 13 August 2003.

Members who have not dematerialised their shares or who have dematerialised their shares with own name registration are entitled to attend and vote at the meeting and are entitled to appoint a proxy or proxies to attend, speak and vote in their stead. The person so appointed need not be a member. Proxy forms should be forwarded to reach the registered office of the company not less than 48 hours before the time fixed for the holding of the meeting.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with own name registration should contact their CSDP or broker, in the manner and time stipulated in their agreement:

- to furnish them with their voting instructions; and
- in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

By order of the board



GJ Zacharias
Company secretary

Parow
26 May 2003

TRANS HEX GROUP LIMITED

(The Company or Trans Hex)

Minutes of the twenty-second Annual General Meeting of Shareholders of Trans Hex held on Friday 16 August 2002 at the Company's registered office, being 405 Voortrekker Road, Parow, South Africa

1. CHAIRMAN

The chairman, Mr B R van Rooyen, presided.

2. WELCOME

The chairman welcomed all shareholders, representatives, directors and invitees to the twenty-second Annual General Meeting of Shareholders.

3. QUORUM

The chairman reported that 21 shareholders holding 62 180 525 shares, being 73,1% of the total issued shares, were represented in person or by proxy at the meeting. The chairman noted that he was proxy holder for 26 335 353 shares.

The chairman declared that the necessary quorum was present and the meeting was accordingly duly constituted.

4. NOTICE OF MEETING

It was agreed that the notice convening the meeting be taken as read.

5. AUDITORS' REPORT

The chairman proposed, and it was unanimously agreed that the auditors' report, forming part of the audited annual financial statements of the company and of the group for the year ended 31 March 2002, as issued to members, be taken as read.

6. ANNUAL FINANCIAL STATEMENTS

The Chairman proposed that the annual financial statements for the year ended 31 March 2002, copies of which had been forwarded to shareholders and which were tabled, be confirmed and adopted. Mrs Loubser seconded the motion.

It was unanimously agreed that the annual financial statements for the year ended 31 March 2002, incorporating the Chief Executive Officer's Review and the report of directors, be confirmed and adopted.

7. NON-EXECUTIVE DIRECTORS' REMUNERATION

It was unanimously agreed that the payment of an amount of R280 720 to non-executive directors, as fees for services during the past financial year, be confirmed.

8. DIRECTORATE

The Chairman reported that in terms of the Company's Articles of Association, directors appointed during the year retain office only until the next Annual General Meeting of the Company. He noted that Mr Gardner and Mrs Loubser who had been appointed directors during the year and Dr Hertzog and Mr Hoogenhout who retired by rotation from the board at this meeting, were eligible and available for re-election. No further nominations had been received for the vacant seats on the board.

It was RESOLVED that :

1) **the re-election of the retiring directors be performed by means of a single resolution.**

2) **Messrs Gardner and Hoogenhout, Dr Hertzog and Mrs Loubser be re-elected as directors of the Company.**

9. UNISSUED ORDINARY SHARES (ORDINARY RESOLUTION NUMBER 1)

Mr van Rooyen reported that of the 215 057 577 unissued ordinary shares in the capital of the company, 10 752 878 ordinary shares are specifically reserved for the purposes of the company's share schemes. Accordingly it was requested that the general authority granted to directors to allot and issue the remaining 204 304 699 unissued shares upon such terms and conditions as they in their sole discretion may determine, be renewed subject to the terms and conditions as stipulated in the JSE Securities Exchange South Africa (JSE) Listings Requirements.

It was unanimously RESOLVED that ordinary resolution number 1 as contained in the notice of general meeting be approved.

10. **ORDINARY RESOLUTION NUMBER 2**

The chairman noted that ordinary resolution number 2 provided for the granting to directors of a general authority, to allot and issue for cash all or any of the authorised but unissued shares placed under their control in terms of the previous resolution. He proposed the passing of ordinary resolution number 2 as contained in the notice of meeting.

It was RESOLVED, by unanimous vote, that ordinary resolution number 2 as contained in the notice of general meeting be approved.

11. **SPECIAL RESOLUTION NUMBER 1**

The Chairman noted that Special Resolution Number 1, as recorded in the Notice of Annual General Meeting, provided for the granting of a general authority to the Company's directors to repurchase, on behalf of the Company or a subsidiary company, issued shares in Trans Hex subject to the limitations as stipulated by the JSE and by the Companies Act. The Chairman commented that the Board had no immediate intention to use such authority but that the Board was of the opinion that the authority be in place should it become appropriate to undertake a share repurchase in the future.

It was **RESOLVED with no votes opposing, that Special Resolution Number 1, as recorded in the notice of Annual General Meeting, be approved.**

12 **SPECIAL RESOLUTION NUMBER 2**

The Chairman reported that Special Resolution Number 2 was proposed in order to facilitate the registration of the translated form of the Company's name, which was currently registered in the Afrikaans form, namely Trans Hex Groep Beperk.

It was **RESOLVED with no opposing votes, that Special Resolution Number 2, as contained in the Notice of Annual General Meeting, be approved.**

13. **CHAIRMANSHIP**

Mr van Rooyen reported that the Board of directors had with the approval of Mr Sexwale, **resolved that Mr Sexwale be appointed Chairman of**

the Board and the Company effective immediately following the close of the Annual General Meeting. Mr van Rooyen noted that he would remain on the Board as Deputy Chairman. He, on behalf of the Company's directors and shareholders, wished Mr Sexwale every success with his new appointment as Chairman of the Company.

14. **CLOSURE**

All the business of the meeting having been dealt with, the Chairman thanked all shareholders and invitees for their attendance and declared the meeting closed.



CHAIRMAN

PAROW

8 November 2002


THG

RANS HEX

egistered office
6 Voortrekker Rd Parow 7500
Box 723 Parow 7499 Cape Town Republic of South Africa
phone +27 021 937 2000 Facsimile +27 021 937 2100
mail info@transhex.co.za www.transhex.co.za